UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

  PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended September 30, 2016

FIG PUBLISHING, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00037

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

599 Third St., Suite 211 San Francisco, CA	94107
(Address of principal executive offices)	(Zip Code)

(415) 689-5789
Registrant’s telephone number, including area code

Fig Game Shares – PSY2, a series of non-voting preferred stock, par value $0.0001 per share
(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1.	Business

Overview

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn receipts from sales of video games developed by third-party video game developers with whom we enter into license agreements to publish those games. We search for new games and game ideas with the potential to generate significant earnings with the help of our publishing model.

We are evolving the video game publishing model in a number of key ways:

●	Crowdfunding Campaigns. As part of our greenlighting process (through which we decide which games to publish and which not to publish), we host crowdfunding campaigns on our Parent’s website, Fig.co. These crowdfunding campaigns allow third-party developers to raise funds through the pre-sale of games, digital items, merchandise and experiences. They also allow us to gauge interest in an offering of Fig Game Shares that would reflect our economic returns as a publisher of the game. A crowdfunding campaign must be successful, in our view, before we will greenlight our publishing of a game. This allows us to predicate our greenlighting of a game on whether its crowdfunding campaign was, in our view, sufficiently successful, and allows us to calibrate the amount of funding we contribute to the development of the game. In this manner, the voice of the community is heard in our publishing.

●	Focused Curation. We conduct crowdfunding campaigns for only a small number of games each month. We believe this focus helps the gaming community concentrate their attention on each game, which we believe provides better game marketing. In our view, existing rewards-only crowdfunding platforms on which self-publishing developers depend often allow individual game campaigns to become lost in a crowd of concurrent campaigns.

●	Fig Game Shares. We offer the opportunity for gamers and fans to connect with games in a new way, by investing in our Company and receiving in exchange securities that reflect our economic returns as a publisher of the game.

●	Preservation of Developers’ Intellectual Property Ownership. We do not require developers to license or transfer away their core intellectual property rights, or rights to derivative works including prequels, sequels or spinoffs, in order to get their game published by us. We believe this approach to intellectual property ownership will provide us with a competitive advantage over traditional video game publishers in attracting talented developers with exciting game ideas.

We believe that involving the community of gamers and fans in our game publishing will result in games that are more aligned with consumer demand, more creatively innovative and more commercially successful.

Games Licensed

As of the date of this annual report, Fig has the following seven principal games licensed for publication, all of which are already under development: Psychonauts 2, Jay and Silent Bob: Chronic Blunt Punch, Consortium: The Tower, Make Sail, Wasteland 3, Trackless and Kingdoms and Castles. An eighth game, Outer Wilds, which was the first game to be promoted on Fig.co, was licensed to a separate subsidiary of our Parent. The crowdfunding campaigns for Psychonauts 2, Jay and Silent Bob: Chronic Blunt Punch, Consortium: The Tower, Make Sail, Wasteland 3 and Trackless have already been completed. In addition to these eight games, in three instances crowdfunding campaigns for particular games failed to meet their goals and we will not be publishing those games. We have near-term prospects for entering into additional game publishing license agreements that we believe represent substantial commercial opportunities.

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Set forth below is a table of all of games licensed for publication, identifying for each game its developer, crowdfunding campaign completion date, associated Fig Game Shares (or other securities) and associated Game Shares Asset. In the event of a liquidation or dissolution of Fig, holders of a particular series of Fig Game Shares would have preferential rights in respect of the associated Game Shares Asset, and in the event of a disposition of a Game Shares Asset, holders of the associated Fig Game Shares may receive some or all of the proceeds and have their securities redeemed. For purposes of the foregoing, “Game Shares Asset” means, in general, all assets and liabilities of the Company to the extent attributed to the publishing rights held under the associated license agreement, and the proceeds of any disposition thereof. For a more precise definition of “Game Shares Asset”, see “Other Information – Description of Company Securities – Preferred Stock”. In keeping with Fig’s game publishing model, Game Shares Assets do not include intellectual property rights in the associated game.

Game Title	Developer	Crowdfunding Campaign Completion Date	Associated Fig Game Shares or Other Securities	Associated Game Shares Asset

Psychonauts 2	Double Fine Productions, Inc.	January 12, 2016	Fig Game Shares – PSY2	License agreement with Double Fine Productions, Inc. for Psychonauts 2, and assets and liabilities attributed to the rights thereunder

Jay and Silent Bob: Chronic Blunt Punch	Interabang Entertainment	March 31, 2016	Fig Game Shares – JASB	License agreement with Interabang Entertainment for Jay and Silent Bob: Chronic Blunt Punch, and assets and liabilities attributed to the rights thereunder

Consortium: The Tower	Interdimensional Games Incorporated	May 11, 2016	Fig Game Shares – CTT	License agreement with Interdimensional Games Incorporated for Consortium: The Tower, and assets and liabilities attributed to the rights thereunder

Make Sail	Popcannibal LLC	November 2, 2016	Series Make Sail Units (1)	License agreement with Popcannibal LLC for Make Sail and assets and liabilities attributed to the rights thereunder

Wasteland 3	inXile Entertainment, Inc.	November 3, 2016	Fig Game Shares – Wasteland 3 and Fig WL3 Units (2)	License agreement with inXile Entertainment, Inc. for Wasteland 3 and assets and liabilities attributed to the rights thereunder(3)

Trackless	12 East Games Entertainment, Inc.	November 17, 2016	Series Trackless Units (1)	License agreement with 12 East Games Entertainment, Inc. for Trackless and assets and liabilities attributed to the rights thereunder

Kingdoms and Castles	Lion Shield LLC	January 5, 2017	Series Kingdoms and Castles Units (1)	License agreement with Lion Shield LLC for Kingdoms and Castles and assets and liabilities attributed to the rights thereunder

(1)	These games are being published by Fig, but the securities associated with each game are being issued privately in separate series by Fig Small Batch, LLC, which is an affiliate of Fig.

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(2)	There are two separate issuances of securities associated with this game: the Fig Game Shares – Wasteland 3 being offered in by Fig under Regulation A under the Securities Act, and the Fig WL3 Units being offered privately by Fig WL3 LLC, which is an affiliate of Fig.

(3)	Part of the 100% beneficial interest in this license agreement will be allotted to Fig Game Shares – Wasteland 3 and the remaining part to Fig WL3 Units. These allotments will be made in the same proportion that the proceeds from the two separate offerings of these securities bear to the total funds to be provided from Fig’s general account in support of the development of Wasteland 3. The size of the allotments will not be finally determined until both offerings are closed and we know the amount of the proceeds from each offering. However, as part of the crowdfunding campaign for Wasteland 3 conducted on Fig.co in September and October 2016, we received investment reservations of $1,144,000 in such offering and investment commitments of $1,046,000 in the Rule 506(c) offering. The affiliate of Fig that is issuing the Units is currently in the process of closing the Rule 506(c) offering. Assuming that, when both offerings are closed, the public offering generates $1,000,000 of proceeds and the Rule 506(c) offering generates $1,046,000 of proceeds, Fig would allot 48.88% of the beneficial interest in this license agreement to Fig Game Shares – Wasteland 3 and 51.12% of beneficial interest in this license agreement to Fig WL3 Units. The final allotments will depend on the final amounts closed upon in the two offerings.

Fig has near-term prospects for entering into additional game publishing license agreements that it believes represent substantial commercial opportunities.

Industry Trends

There are a number of key trends that our Company believes will continue to drive the growth and popularity of video games. The growth of digital distribution and gameplay is making it easier for customers to discover, buy and engage with a variety of games. At the same time, digital distribution and gameplay make it harder for developers to find audiences for their games without relying on paid marketing. The emergence of new platforms on which to play games, such as has occurred recently with mobile devices, is expanding the range of possible gameplay experiences. In particular, the ubiquity and convenience of mobile devices allow players to engage with games in new play patterns, and allow publishers and distributors to develop new monetization models. Advancements in technology, such as virtual reality, augmented reality, mixed reality and smart TVs, will continue to drive more immersive and entertaining gaming experiences. In addition, players can engage with games for longer periods of time as they purchase additional content and services that are provided to them digitally. Our Company hopes that these trends will enable each of its games to achieve increased sales and increase the size and engagement of the gamer community.

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Market Opportunity

Our goal is to provide game developers and game fans a more balanced and sustainable approach to game publishing. We aspire to provide a publishing solution that retains the best, and discards the worst, of traditional publishing and self-publishing with rewards-only crowdfunding. The following are anecdotal views based on our industry experience.

Traditional Publishing Arrangements

In traditional publishing arrangements, particularly with large video game publishers, the publisher provides funding to a developer for a particular video game’s development in exchange for the intellectual property rights to the game, which include distribution rights as well as rights to sequel games and other derivative works (such as film and merchandise rights). The intellectual property rights to a game are a developer’s most important asset, and turning them over to a publisher not only relinquishes creative control over the game but also creates a relationship with the publisher that is similar to employment. The developer is paid a royalty that is typically half or less than half of the net revenue earned from the game. The formulas by which developers earn royalties can be disproportionately favorable to the publisher. Most publishing deals involve what is known as “advances against royalties”. In other words, the amounts provided by the publisher to the developer to create the game are treated as pre-paid royalties. This means that the developer must effectively “pay back” the advances at the previously negotiated royalty rate; that publishers take all the game’s revenue until they have received, typically, two to three times the amount advanced; and that only thereafter would developers receive any money from their game.

Self-Publishing with Rewards-Only Crowdfunding

Rewards-only crowdfunding has made the self-publishing of video games a more viable option for developers, but rewards-only crowdfunding alone has its limits. Developers have found it difficult to raise enough money through rewards-only crowdfunding to meet an entire game development budget and additionally finance post-development marketing and distribution efforts.

Our Alternative

As described more fully above and below, our publishing model is intended to bridge the gap between traditional publishing models and self-publishing through rewards-only crowdfunding.

Key Aspects of Our Business

Identification

We consider and evaluate games being developed for any game-playing platform and technology and in any genre. We believe we have extensive video game industry contacts though the directors, officers, advisors and affiliates of our Company and our Parent, and we seek to use these contacts to access developers and games that meet our criteria. Through our contacts, we seek to establish working relationships with promising developers and their advisors, in order to begin the process of educating them about our business, the benefits of a video game co-publishing license agreement with us and the benefits of a continuing relationship with us.

Prior to entering into a license agreement to publish a particular game, we evaluate the game and the developer to determine whether, in our opinion, the game is likely to be successfully developed and become a commercial success. We consider a great game to be a distillation of a complex set of factors. But, in our selection of games to publish, we focus in particular on the following factors:

●	The experience of the developer and the talents of the developer’s team.

●	The developer’s track record for the delivery of games on time and within budget.

●	Historical sales performance of prior games.

●	The degree of likelihood that the game can be developed on time and as envisioned.

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●	Estimates of potential sales of the game.

●	Whether the developer will be using technologies, such as game engines, with which the developer has successfully created games in the past.

●	The developer’s past releases on the platforms that the developer is targeting for the game.

●	The extent of the developer’s existing social community and fan base, as well as the social community and fan base of any game franchise to which the game will belong.

In order to help us gather the information we need and want to make a decision as to whether to seek to publish a game, we present the developer of each game we may publish with a due diligence questionnaire, a copy of which is an exhibit to this annual report. The information received in response to the questionnaire is part of what we consider in deciding whether to seek to publish the game.

Licensing

It is our intention that each video game co-publishing license agreement we enter into be based on a template license agreement that acts as a standard baseline. The material terms of our baseline license agreement are summarized below. Generally, only certain terms of the baseline license agreement will be subject to negotiation with each developer.

Fig Baseline License Agreement Material Terms

Term	Description

Conditions	All of Fig’s obligations under the license agreement are conditioned on the success, as determined by Fig, of a crowdfunding campaign on Fig.co. In addition:

●

if Fig’s due diligence of the developer and the game has not been completed to Fig’s satisfaction prior to the execution of the license agreement, Fig’s obligations under the license agreement will be further conditioned on Fig’s satisfactory completion of that due diligence; and

●	to the extent that, in Fig’s judgment, the developer’s level of experience and sophistication requires it, Fig may further condition its obligations under the license agreement upon the receipt from the developer, at appropriate times, of sufficiently detailed development timelines and budgets, as well as evidence of progress under such timelines and of performance under such budgets.

Fig Funds	The amount of funds to be provided from Fig’s general account in support of the development of the game (the “Fig Funds”) will be disbursed to the developer of the game pursuant to an agreed-upon schedule that reflects the game development timeline and the relative needs of the developer and Fig. The license agreement will set forth a range within which the precise Fig Funds amount will be determined by Fig. See “– Crowdfunding Campaigns”, below. The Fig Funds will be non-recoupable (except in certain circumstances if the license agreement is terminated).

Developer Obligations	Among other obligations, the developer must:

●	provide interim versions of the game for inspection upon 30 days’ notice,

● ● ● ●

not grant liens over its intellectual property in the game to third parties;

maintain records of its use of the Fig Funds;

meet with Fig on a quarterly basis;

give Fig meaningful rights to consult on and inspect the status and progress of game development.

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License

Fig shall have a license to an identified version of the game in connection with co-publishing, distributing, advertising, marketing and promoting the game to consumers for use on each of the specified licensed platforms, including updates of and enhancements to the game (although such rights may or may not extend to downloadable content, or “DLCs”).

The developer will retain the ability to license to co-publishers publishing rights on the same platforms licensed to Fig. Should material co-publishing arrangements exist, the license agreement will contain agreed-upon methods by which Fig will effectively be credited with some or all of the cash from sales arranged by such co-publishers (including the developer as a co-publisher), or by which Fig can pre-approve such co-publishing arrangements should certain conditions exist, or by which Fig’s right to a certain minimum level of sales receipts is otherwise protected. Fig expects that co-publishing arrangements, and the consequent agreed-upon methods by which Fig’s rights to sales receipts will be protected, may be more elaborate in respect of some types of games (for example, sequels to successful past games and games developed by larger developers with longer industry track records).

Security regarding Sales Receipt Payments	The developer will deliver to Fig an agreed upon number of valid Steam game keys for the associated game on agreed licensed platforms (“Fig Keys”) no later than 14 days from the commercial launch of the game. The Fig Keys will be solely owned by Fig. In the event Fig is underpaid the amounts it is owed under the license agreement, it can then sell the Steam game keys in an amount sufficient to offset any amounts by which it has been underpaid, retaining 100% of the sales receipts from the Steam game keys sold.

Licensed Game	Fig’s license will extend to updates of and enhancements to the game that the developer may generate. The license may or may not extend to DLCs. The license will not include derivative works of the game (such as prequels, sequels or spinoffs).

Licensed Platforms	The game will be licensed for use on either (i) a specific list of platforms, (ii) all platforms or (ii) all platforms except for a specific list of platforms.
Committed Platforms	The developer may not be obligated to deliver the game in executable format for all licensed platforms. The license agreement may provide that the developer is only obligated to deliver the game in executable format on a certain subset of licensed platforms, which we refer to as “Committed Platforms”.

Game Delivery Date	The developer will agree to deliver the game in executable format for the licensed platforms (or in some cases, the Committed Platforms only) by a designated game delivery date.

Derivative Works Holdback	The developer may be required to wait for a period of time before releasing derivative works of the game (such as prequels, sequels or spinoffs), which requirement we refer to as the “derivative works holdback”.

Developer Revenue Share	The developer’s revenue share will be a certain percentage of the sales receipts received in respect of the game. The revenue share rate will be a fixed rate, although the fixed rate may increase after one or more game sales thresholds are reached.

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Termination for Cause	The developer and our Company shall each have the right to terminate the license agreement upon a material default or breach by the other party, which the breaching party is not able to remedy within thirty days.

Resource Schedule, Quarterly Meetings	The Fig Funds will be disbursed to the developer of the game pursuant to an agreed-upon schedule that reflects the game development timeline and the relative needs of the developer and Fig. The developer will be required to meet with Fig on a quarterly basis to discuss the development status of the game and any other matters of concern.

Indemnification	The parties agree to mutual indemnification for claims arising out of: (i) breach of the license agreement; (ii) any claims by the indemnifying party’s creditors to the effect that the indemnified party is responsible or liable for the indemnifying party’s obligations; and (iii) the use of the licensed rights.

In the event that a developer materially breaches the terms of its license agreement, for example by failing to deliver the game, the holders of Fig Game Shares must rely on our Company to pursue any claims against the developer. The license agreement will be between the developer and the Company, and a holder of Fig Game Shares will have no rights under the license agreement, as a third-party beneficiary or otherwise. We intend to enforce all contractual obligations under our license agreements to the extent we deem necessary and in the best interests of the Company and holders of Fig Game Shares.

All sales receipts received by Fig in respect of sales of a particular game, pursuant to the license agreement between Fig and the developer of that game, will be deposited into a separate account or sub-account under Fig’s control. From the cash available in the sub-account, Fig will pay dividends to holders of the Fig Game Shares associated with that game, pursuant to its dividend policy. See “Other Information – Our Dividend Policy”.

The foregoing description of our baseline license agreement material terms is a summary only and is qualified in its entirety by reference to the particular license agreement that has been agreed with the developer of the game to which the Fig Game Shares relate.

There can be no assurance that our assessments with respect to any developer and the potential sales of any game will be accurate, and a failure of any of our assessments could have a materially adverse impact on our business and our ability to pay dividends to holders of Fig Game Shares.

Fig Service Fee

Depending on the particular game and crowdfunding campaign, Fig may retain a percentage, generally expected to be 10%, of game sales receipts, which we refer to as the “Fig Service Fee”. The Fig Service Fee will serve as compensation toward the cost of platform and publishing services, in campaigns in which Fig imposes such a fee. Fig may apply a higher or lower Fig Service Fee depending on the degree of services and corresponding expenses that Fig predicts will be necessary to successfully publish a game, as well as other factors. In certain cases, Fig may determine that, because it is still building its business, because it desires to attract high quality developers, because the desirability of publishing the particular game is especially high, or for other reasons relating to Fig’s assessment of the business advantages that may accrue to Fig and its security holders, the Fig Service Fee maybe lower than the percentage indicated above or nominal, or there may be no such fee.

Crowdfunding Campaigns

As part of our greenlighting process, we host crowdfunding campaigns on our Parent’s website, Fig.co. These crowdfunding campaigns allow the developers with whom we have entered into license agreements to raise funds through the pre-sale of games, digital items, merchandise and experiences. They also allow us to gauge interest in the game, decide not to publish the game if interest is insufficient and, if we are to publish the game, help us determine what amount to provide to the developer in support of the completion of the game.

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A crowdfunding campaign must be successful, in our view, before we will greenlight our publishing of a game. If the crowdfunding campaign is not successful, the license agreement will terminate. If it is successful, the license agreement will continue, we will begin providing the developer with the Fig Funds and the developer will proceed with developing the game and delivering it pursuant to the terms of the license agreement, so that we may publish it as we have planned.

The interaction of our decision to enter into a license agreement in respect of a particular game, conduct a crowdfunding campaign for the game, and proceed thereafter based on the success or lack of success of the crowdfunding campaign, is illustrated below:

As described in the illustration above, the parties will enter into the license agreement with a range agreed for the Fig Funds amount, but without the precise Fig Funds amount having been determined by Fig. Next, a crowdfunding campaign for the game will be launched on Fig.co and will last, typically, 30 to 40 days. As the outset of the crowdfunding campaign, Fig will set the goal that the campaign must reach to be successful. The goal will be posted on Fig.co in the web pages relating to the crowdfunding campaign. The goal will be the dollar amount that Fig and the developer agree will be needed to complete the development of a commercially marketable version of the game, aside from funding that the developer will itself provide or arrange. The goal can be met in the crowdfunding campaign through a combination of rewards pledges and the Fig Funds. By the end of the crowdfunding campaign, Fig will determine, based on a number of factors (many of which will relate to Fig’s assessment of the success of the crowdfunding campaign), the precise amount of the Fig Funds within the range previously agreed. If the Fig Funds, as finally determined, and the rewards pledges, together add up to the goal of the crowdfunding campaign, then the license agreement will remain in effect. If they do not add up to the goal, the license agreement will terminate and Fig will not publish the game. Fig may decide to increase or decrease the Fig Funds during the course of the crowdfunding campaign and before setting the final amount of Fig Funds. If it does so, it expects to adjust the size of the Fig Funds as posted on Fig.co. Note that, in any scenario in which an increase of the amount of the Fig Funds above the minimum amount set forth in the license agreement is required to be made, or maintained, in order for the crowdfunding campaign goal to be met, Fig will retain its discretion to make or maintain that increase, or not, even if as a result of Fig not making or maintaining that increase the goal is not met, the crowdfunding campaign fails and the license agreement is terminated.

In the case of certain games, Fig expects that the developer may have third-party sources of funds that will be used to finance the development of the game. In such cases, Fig expects that the budget agreed by the parties for the development of the game and, by extension, the goal set by Fig for the crowdfunding campaign, will reflect this additional funding. For example, if Fig and the developer agree that $500,000 will be needed to complete the development of a commercially marketable version of the game, and the developer will provide $50,000 of this and a third party known to the developer will provide another $150,000, then the goal for the crowdfunding campaign will be $300,000, which will need to be met by a combination of rewards pledges and the finally determined Fig Funds amount, if the license agreement is to continue in effect.

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If the crowdfunding campaign reaches its goal, the developer will receive the proceeds of all the rewards pledges made. The developer will receive these directly from the backers who made rewards pledges, through the credit cards whose information the backers provided to Fig.co when they made their pledges. Fig will not be involved in this payment process. If the crowdfunding campaign does not meet its goal, then the rewards pledges made will not be collected, and the developer will receive nothing from the rewards crowdfunding portion of the campaign.

In addition, if the crowdfunding campaign reached its goal, Fig will pay the Fig Funds to the developer as agreed in the license agreement. All of the Fig Funds will be paid by Fig from its general funds. There will be no direct payment of any proceeds from any sale of any Fig Game Shares to any developer, for any purpose. The Fig Funds will be non-recoupable (except in certain circumstances if the license agreement is terminated).

This description of the crowdfunding campaign process is a summary of how we expect the process to work typically for games under license. Below, we describe additional, key aspects of the crowdfunding campaign.

Rewards Portion of a Crowdfunding Campaign

Fig believes that the rewards portion of a crowdfunding campaign helps rally the gamer community to provide financial support for the development of a game through the pre-purchase of rewards – tiered bundles of games, digital items, physical merchandise and experiences, including t-shirts, figurines, posters or in-game content that enhance the game-playing experience. Camping trips, city tours, consulting on the design of in-game content and beer tastings are some of the experiences that have been offered on prior rewards campaigns. Backers pledge to pay the developer a certain amount of money in order to receive their rewards bundle of choice. To make a pledge, a backer must give a credit card authorization for the pledge amount, which will be processed only if the overall crowdfunding campaign meets its goal.

Investment Portion of a Crowdfunding Campaign

As described above, we expect all of our crowdfunding campaigns to include an offering of securities – either a particular series of Fig Game Shares issued by Fig, or other securities that are similar to Fig Game Shares that will be issued by a Fig affiliate, or both – which would pay returns based on the economic performance of the game that is the subject of the crowdfunding campaign. Provided the game is successfully developed and published, sales receipts will thereafter be received from the game and will generally be shared as follows: (i) receipts will be allocated into a revenue share for the developer and a revenue share for Fig, in the proportions specified in the license agreement for the game; (ii) depending on the particular campaign, Fig may be paid a service fee; (iii) depending on the particular campaign, Fig may allot part of its revenue share to the Fig Game Shares and another part to separate securities, issued by a Fig affiliate, that are also designed to reflect the economic performance of the same game, and to the extent Fig provides additional funds to support the development of the same game, it may keep a third allotment for itself (the size of the allotment to the Fig Game Shares being determined by the application of a percentage called the “Fig Game Shares Allotment Percentage”); (iv) Fig will pay a specified portion of the Fig Game Shares allotment to the holders of the Fig Game Shares, in the form of dividends, subject to our dividend policy; and (v) Fig’s board of directors may in its discretion from time to time pay more than the specified portion of the Fig Game Shares allotment to the holders of the Fig Game Shares, if in its view business conditions permit it. In all events, our Board may decide not to pay a dividend or to reduce the size of a dividend if it believes it would be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. Aggregate dividend amounts will be distributed equally among all holders of the same series of Fig Game Shares, in proportion to the number of shares held, without regard to whether the shares were bought in such offering or otherwise.

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In addition to a Regulation A Offering, we expect that particular crowdfunding campaigns may from time to time also include an offering of Fig Game Shares by Fig, or other securities issued by a Fig affiliate, in each case under Rule 506 of Regulation D under the Securities Act of 1933 (each an “Accredited Investor Offering”). Such an offering would only be open to investors that are “accredited investors” within the meaning of Rule 501 under Regulation D. Accredited investors who visit Fig.co in connection with a crowdfunding campaign must follow the directions posted on Fig.co in order to participate in any Accredited Investor Offering being conducted.

The proceeds of all of our multiple, separate series of Fig Game Shares go into our general account, and will be used to support Fig’s operations and business activities generally.

The Fig Game Shares that investors receive will all be, regardless of the series of Fig Game Shares, capital stock of Fig without any rights to vote on any matters relating to our Company, the Fig Game Shares or otherwise. See “Other Information – Description of Company Securities”. Our different series of Fig Game Shares will differ from each other in that each series will pay holders of those securities dividends, if any, based on Fig’s revenue share from a different, particular game. Investors in Fig Game Shares should be particularly aware of the following:

●	The time delay between a purchase of Fig Game Shares and the receipt of dividends (if any) could be extensive. Game development can take months or years, and dividends will become available to holders of Fig Game Shares only after development is successfully completed and the game begins to sell commercially. The cancellation or delay of a game’s release is also an important determinant as to whether dividends will become available to such holders. In addition, the period of time between a purchase of Fig Game Shares and the commercial sale of the related game could be increased if the game is not delivered at the time agreed in the related license agreement.

●	There is no trading market for Fig Game Shares and we do not expect one to develop, in part because we may have imposed certain transfer restrictions on the particular series of Fig Game Shares being offered. As a result, investors should be prepared to retain their Fig Game Shares for as long as those shares remain outstanding and should not expect to benefit from any share price appreciation.

●	Amounts will only become available for revenue sharing and payment of dividends if and when the game generates sales receipts, and the total amount available for Fig’s revenue share – and consequently for dividends – will typically depend on both the amount of Fig’s receipts from sales of the game and the amount of funds Fig provides to the developer for the development of the game, in all events as specified in the license agreement for the game.

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Below, we present a series of different descriptions and illustrations as to how we expect to allocate game sales receipts and determine dividends based on the sale of a particular game. First, we illustrate the general flow of funds among Fig, game developers, game distributors and investors in Fig Game Shares:

Next, we set forth the formula we intend to use to determine revenue sharing and dividends for games generally. The starting amount, in the first column of the table, is the price paid for the game by a consumer in a typical sales transaction in which, pursuant to Fig’s license agreement for the game, all of that price, minus the distributor’s fee, is collected by Fig, the developer or both (depending how the terms of the license agreement dictate sales receipt collection):

Game sales price	–	distributor’s fee	=	gross receipts
	–	developer’s revenue share	=	Fig’s revenue share
	–	Fig Service Fee (if any)	=	Fig’s revenue share (adjusted)
			x	Fig Game Shares Allotment Percentage (if applicable)
			x	a specified dividend rate
			=	Aggregate dividends to Fig Game Share holders (to be divided evenly among all shares outstanding)

In regard to the table above:

○	The size of the developer’s revenue share may vary over time based on whether particular sales targets have been met for the game, as specified in the license agreement for the game. For example, the developer’s revenue share may increase after the cumulative revenue share paid to Fig reaches a certain target threshold.

○	The Fig Service Fee is an amount that Fig will keep as compensation toward the cost of platform and publishing services, in campaigns in which Fig imposes such a fee.

○	After the allocation of the developer’s revenue share, the remaining amount will be Fig’s revenue share (or its adjusted revenue share, if there has also been a Fig Service Fee deducted). From this amount, Fig will determine the dividends to be paid to Fig Game Share holders, by (1) multiplying Fig’s revenue share by the Fig Game Shares Allotment Percentage, if applicable, and (2) applying the specified dividend rate.

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○	The Fig Game Shares Allotment Percentage will be applied in campaigns in which the total amount of Fig Funds is greater than the proceeds of the Fig Game Shares offering. This is expected to occur if, in addition to the Fig Game Shares offering, there has been an offering of separate securities, issued by a Fig affiliate, that are also designed to reflect the economic performance of the same game, and to the extent Fig provides additional funds to support the development of the same game. The allotments will be made in the same proportions that the proceeds from these separate securities offerings and the additional funding from Fig, as applicable, bear to the total Fig Funds amount. In such circumstances, the allotment of revenue among the Fig Game Shares, the other securities and Fig, as applicable, will represent an equitable division of Fig’s revenue share among the different sources of funding that have made it possible to prudently provide the particular Fig Funds amount.

○	The end result will be the aggregate dividends to be paid to Fig Game Shares holders, to be divided evenly among all such Fig Game Shares outstanding. In all events, Fig’s board of directors may in its discretion from time to time pay more than this end result to the holders of the Fig Game Shares, if in its view business conditions permit it. In addition, our Board may decide not to pay a dividend, or to reduce its size, if our Board believes it would be necessary or prudent to retain earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law.

For greater detail regarding the revenue sharing and payment of dividends described, see “Other Information – Our Dividend Policy”.

Following a defined time after the delivery of a particular developed game, our Board may, under certain circumstances, in its discretion, cancel the associated series of Fig Game Shares. We will maintain a cancellation right in respect of each series of Fig Game Shares in order to be able to withdraw the series from the market and avoid the costs of continuing to have the series outstanding after the associated game has lost most or all of its earning power. In general, we expect that our right to cancel a series of Fig Game Shares will become effective after the passage of a pre-determined amount of time (typically, a number of years) and after the game has failed to meet a pre-determined earnings floor. The purpose of our cancellation rights is to help us avoid incurring unnecessary administrative costs, and thereby benefit our Company and shareholders as a whole.

The proceeds of all of our multiple, separate series of Fig Game Shares, go into our general account, and will be used to support Fig’s operations and business activities generally. An investment in our Fig Game Shares is not an investment in any game, game developer or license agreement. Proceeds from the offering of a particular series of Fig Game Shares may be used to fund the development of games other than the game with which that series of Fig Game Shares is associated, as well as other expenditures not related to the game with which that series of Fig Game Shares is associated.

For a discussion of the game and the developer related to the Fig Game Shares offered pursuant to this annual report, see the section of this annual report entitled “The Current Game, Developer and Shares”.

Crowdfunding’s Overall Role in Our Publishing

Our crowdfunding campaigns serve critical publishing functions for us. First, the crowdfunding campaign is an event that drives marketing and awareness for the game. When we launch crowdfunding campaigns, the press can provide coverage and stories can be shared on social media channels such as Facebook and Twitter.

Our crowdfunding campaigns also present an opportunity to build or extend the fan community for a game. Our campaign page hosts a commenting forum where fans can discuss the game and the crowdfunding campaign. After a campaign is completed, we continue to message and communicate with this community through email newsletters and Fig’s social media channels. A Fig crowdfunding campaign gives the game the ability to stand apart from, for example, the 3,500+ PC games that are released each year on the Steam video game distribution website (or “storefront”) alone. It also helps achieve search engine optimization (“SEO”) for the game, by providing an early and intense occurrence of the game title in search engine search results. This also provides an advantage to Fig when it seeks to judge the marginal utility of distributing a game through channels that typically require a higher revenue share.

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A crowdfunding campaign also serves as a key indicator for us of the commercial potential for a game. For example, hundreds if not thousands of backers are typically needed for the rewards portion of the crowdfunding campaign to contribute successfully to the campaign goal. We analyze the crowd’s reactions to and engagements with the campaign to decide on the precise amount of the Fig Funds and, in many cases, whether the campaign will succeed and the publishing of the game will continue, or not.

Publishing Services

If the crowdfunding campaign meets its goal, and the other conditions to the license agreement are met, we will publish the game. Our publishing services include the following.

Fig Funds and Game Development Monitoring

The Fig Funds will be disbursed to the developer of the game pursuant to an agreed-upon schedule that reflects the game development timeline and the relative needs of the developer and Fig. The Fig Funds will be non-recoupable (except in certain circumstances if the license agreement is terminated).

Community Building

Our Company believes that one of the key components to the long-term commercial success of a game is having a vibrant community of fans and followers that will purchase, virally market and promote the game. The Company provides community tools such as a forum for fan comments on the rewards portion of the game's crowdfunding campaign page, and communication tools such as an “Updates” section and email tools for the developer to use to communicate with and cultivate its fan community, not only during the crowdfunding campaign but also during the period after the campaign, leading up to the game’s commercial launch.

The community developed in respect of a particular game and developer will receive regular updates from Fig on the development and publishing of the game, in a few ways:

●	Fig.co website. After a crowdfunding campaign is completed, post-campaign website pages remain accessible on the Fig.co website. These pages include a section dedicated to game development updates.

●	Email updates. Email updates regarding a game’s development are sent to investors on a regular basis. We aspire to maintain an update cadence of one per month per game, on average.

●	Press statements. We anticipate releasing press statements when a game’s development is complete and the game is released for first commercialization.

Marketing

Fig’s crowdfunding campaigns present a unique opportunity to galvanize fans and gamers to support a game, thereby spreading early awareness of the game and starting a community behind the game. We amplify the marketing and promotion of our crowdfunding campaigns through our own marketing and public relations efforts. For each of our games, we monitor our marketing spend for consumer acquisition, re-targeting and brand marketing across the Internet and social networks, relying principally on Facebook and targeted gaming sites for advertisements and social engagement. We seek to optimize our advertising spend by dynamically changing advertising copy, audience segments and channels during the period when particular ads are being shown.

Fig intends to involve the community of Fig backers more intensely in the marketing of games, by providing easier tools for community members to share messaging and advertising about our games on their social networks. We believe that genuine grassroots involvement, driven by loyal and invested fans, represents powerful a marketing asset for our games.

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Our Company’s marketing and promotional efforts are intended to maximize consumer interest in a game, promote name recognition for the game, assist sales and distribution platforms in their efforts and properly position and sell the game. Other marketing activities may include:

●	Implementing public relations campaigns using online advertising (including on Facebook, Twitter, You Tube, Vimeo and/or other online social networks and websites). The Company intends to label and market each game in accordance with the applicable principles and guidelines of the Entertainment Software Rating Board (“ESRB”), an independent self-regulatory body that assigns ratings and enforces advertising guidelines for the interactive software industry.

●	Assisting in securing promotional features on various distribution sites.

●	Spending marketing and advertising dollars on customized market segments defined in part based on previous crowdfunding campaigns.

●	Engaging in early marketing and promotional activities usually associated with the later-stage commercialization of games, including the marketing and promotion of games through Fig.co’s user community and through the community of our Parent’s developer-advisers.

●	Employing various other marketing methods designed to promote consumer awareness, including through social media, co-operative advertising and product sampling through demonstration software distributed over the Internet or through digital online services.

In addition to engaging in the marketing of its licensed games, as described above, Fig has also begun to provide marketing services on a standalone basis to game developers, separate from the Fig game publishing business. Fig will continue to take marketing-only engagements with developers that are not also publishing clients, in part in order to strengthen Fig’s overall marketing capabilities and audience network.

Distribution

Our Company will support the distribution of each game once the game is commercially released, through various digital distribution channels. We identify and secure agreements with third-party distributors to distribute, deliver, transmit, stream, resale, wholesale or otherwise exploit the licensed game on the licensed platforms, and we monitor the performance of those agreements after they are entered into. For example, if Microsoft Windows is a platform that the developer has licensed to us for distribution of its game, we would seek to secure agreements with distributors on that platform, such as Steam, Humble Bundle and Amazon. Distributors will be responsible for remitting receipts from sales of the game to us, after taking their share of sales amounts (typically 30%) as their fee. The Company has relationships with all the major digital distributors of games (also known as “storefronts”), such as Steam, Xbox One Store, PlayStation Store, Apple AppStore, Google Play Store, Gog.com, EA Origin and Humble Bundle. The Company also plans to sell games directly on the Company's affiliated website, Fig.co, which we expect will already have a strongly associated SEO due to previous crowdfunding campaigns. When a game is sold on a digital storefront, the Company will continue to market and merchandise the game on that storefront by arranging special promotions and merchandising with that storefront.

Other distribution activities may include:

●	Securing promotional features on licensed platforms.

●	Conducting market research and creating and implementing marketing and sales plans.

●	Negotiating and entering into agreements to distribute the game through worldwide distributors.

●	Partnering with the developer to secure relationships and promotions through particular additional distributors.

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●	Arranging for the localization of a game being distributed in a number of different markets.

●	Arranging for the porting of the game to new platforms.

●	Extending the lifetime sales of a game by reducing the wholesale price of the game to video game platforms at various times during the life cycle of the game. Price concessions may occur at any time in the game’s product life cycle, but they typically occur three to nine months after a product’s initial launch. The Company may also provide volume rebates to stimulate continued product sales.

Distribution arrangements are typically terminable on short notice.

New gaming platforms, such as virtual reality, are expected to continue to emerge in the future. The Company intends to evaluate new platform publishing opportunities on a case-by-case basis as they emerge.

Other Services

In addition to the foregoing, Fig anticipates providing advice and consultation generally to the developers of its licensed games, including for example creative advice, advice regarding which technologies to use or platforms to focus on, advice regarding marketing approaches and hiring decisions and advice on other game and game business topics, in particular when Fig is dealing with less experienced developers.

Business Development

We support developers in business development activities to pursue commercial and strategic partnerships with other companies in the game industry, including hardware manufacturers, peripheral makers, platforms, advertisers and technology providers.

Personnel

Our principals have extensive experience in the business of publishing video games. Justin Bailey, our Chief Executive Officer and sole director, has been active in the video game industry for many years, having published a wide variety of free-to-play, premium and mobile games and having helped to secure many millions of dollars in game financing from publishers, investors and crowdfunding participants in recent years. Jonathan Chan, our Chief Operating Officer, has several years of experience at the large video game publisher Electronic Arts Inc., where he focused on business development deals in the publishing and distribution of games. See “Directors and Officers”.

Our principals are supported by employees and contractors of our Parent, including individuals dedicated to marketing, design, community relations and developer relations functions. As of November 30, 2016, five such individuals provided such support.

Our Company and our Parent

Our Company was incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc., a Delaware corporation (our “Parent”). The Company has only recently begun operations and has to date relied substantially on its Parent for support in the conduct of its business. The Company has been operating under a cost sharing agreement entered into between the Company and our Parent (the “Cost Sharing Agreement”), which is described in more detail below.

Our Parent was formed as a limited liability company in October 2014, was incorporated in March 2015 and began operations in April 2015. Our Parent is the operator of Fig.co, an online technology platform created to facilitate fundraising for video game development. Our Parent also took the initial steps to establish the video game publishing business that Fig now conducts. Our Parent hosted its first crowdfunding campaign on Fig.co in August 2015, and as of December 31, 2016 it had hosted a total of 11 crowdfunding campaigns on Fig.co. We expect to run all of our crowdfunding campaigns on Fig.co.

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Cost Sharing Agreement with Our Parent

We operate under a cost sharing agreement entered into between ourselves and our Parent (the “Cost Sharing Agreement”) pursuant to which we and our Parent have each agreed to share costs pursuant to an allocation policy. Pursuant to this policy and as reflected in the Cost Sharing Agreement, our Parent allocates costs in most instances pursuant to pre-determined formulas. For example, the allocation of costs associated with the payment of employee salaries is based on our estimate of each employee’s time attributed to the business activities of Fig and our Parent. Our Parent allocates (i) 50% of the salary of each of our Chief Executive Officer, Justin Bailey, and one other employee, to Fig, and the remaining 50% of each such salary to our Parent; and (ii) 100% of the salaries of our COO, Jonathan Chan, to Fig. As our Parent provides us with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance, the costs of these activities are allocated 50% to our Parent and 50% to the Company.

In addition, under the Cost Sharing Agreement, our Parent may allocate to itself some or all of the expenses of Fig’s securities offerings.

The allocation policy and Cost Sharing Agreement may be adjusted in certain cases to reflect any changes to the business activities of Fig or our Parent that may arise in the future. We or our Parent may also reimburse the other party for any costs paid by such party that should have been allocated to the other party. Pursuant to the Cost Sharing Agreement, we have agreed to review our allocation policy from time to time to determine its suitability for our and our Parent’s businesses and to adjust the policy when necessary. For example, if our Parent is unable to perform any of the services we rely upon it to perform in support our business, due to financial difficulty or otherwise, we may have to perform those services or find another service-provider, and incur additional expenses, all of which would require adjustments to our allocation policy.

The Cost Sharing Agreement has an initial term through December 31, 2016, and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date. In addition, we may terminate any specific service, or the entire agreement, without penalty, by providing 30 days’ prior written notice to our Parent, and our Parent may terminate any specific service, or the entire agreement, by providing 180 days’ prior written notice to us (provided that, in the case of termination of specific services, if we, in our sole determination, are unable to enter into a reasonable arrangement with a third party to perform such services, then our Parent will continue to perform such services for an additional period of 180 days upon receiving notice from the Company of such an event).

Competition

Our Company operates in a highly competitive industry. The Company competes with:

●	Traditional game publishers. The Company faces competition for distribution licenses from traditional sources such as established video game publishers, which include some of the largest corporations in the world. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. In addition, these competitors have longer operating histories, greater name recognition and more extensive financial resources than the Company. Traditional publishers range in size and cost structure from the very small, with limited resources, to the very large, with extensive financial, marketing, technical and other resources, such as Electronic Arts, Ubisoft, Tencent and Nexon.

●	Existing rewards-only crowdfunding platforms. Developers may choose to self-publish their games using rewards-only crowdfunding on other platforms.

●	Other games and forms of entertainment. The games we publish will compete with other online computer, console and mobile games. They will also compete with other, non-game forms of entertainment.

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Competition in the entertainment software industry is based on innovation, features, playability and product quality; name recognition; compatibility with popular platforms; access to distribution channels; price; marketing; and customer service. The industry in which the Company operates is driven by hit titles, which require increasing budgets for development and marketing. Competition for any game is influenced by the timing of competitive product releases and the similarity of such products to the relevant game.

For further discussion of the risks relating to our Company and its business, see “Other Information – Risk Factors”.

Seasonality

The business of the Company is highly seasonal, with the highest levels of consumer demand for games, and a significant percentage of sales, occurring in the holiday season in the quarter ending December 31, and seasonal lows in sales volume occurring in the quarter ending June 30. Although sales of video games generally follow these seasonal trends, there can be no assurance that this will continue. The Company’s financial results may vary based on a number of factors, including the release date of a game, cancellation or delay of a game’s release and consumer demand for a particular game and for video games generally.

Conflicts of Interest

The Company expects to do business with entities owned or controlled by affiliates. The Company may, in its discretion, conduct business with such parties. See “Interest of Management and Others in Certain Transactions”.

Properties and Company Location

We are located at 599 Third Street, Suite 211, San Francisco, California 94107, in a space that is rented and paid for by our Parent. We do not own any real property.

Government Regulation Related to Conducting Business on the Internet

The Company is subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world. Set forth below are descriptions of various U.S. laws and regulations applicable to the Company in relation to its conduct of its business on the Internet.

Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act

The Federal Electronic Signatures in Global and National Commerce Act (“E-SIGN”) and similar state laws, particularly the Uniform Electronic Transactions Act (“UETA”), authorize the creation of legally binding and enforceable agreements using electronic records and signatures. E-SIGN and UETA require businesses that wish to use electronic records or signatures in consumer transactions to obtain the consumer’s consent. When a developer or potential investor registers on Fig.co, the website is designed to obtain his, her or its consent to the transaction of business electronically and the maintenance of electronic records in compliance with E-SIGN and UETA requirements.

Electronic Fund Transfer Act and NACHA Rules

The federal Electronic Fund Transfer Act (“EFTA”) and Regulation E, which implements it, provide guidelines and restrictions regarding the electronic transfer of funds from consumers’ bank accounts. In addition, transfers performed by ACH electronic transfers are subject to detailed timing and notification rules and guidelines administered by NACHA. It is our policy to obtain necessary electronic authorization from developers and investors for transfers in compliance with such rules. Transfers of funds through Fig.co are intended to conform to the EFTA and its regulations and NACHA guidelines.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis contains forward-looking statements. You should not place undue reliance on forward-looking statements, and you should consider carefully the statements made in “Other Information – Risk Factors” and elsewhere in this annual report that identify important factors that could cause actual outcomes to differ from those expressed or implied in our forward-looking statements, and that could materially and adversely affect our business, operating results and financial condition.

This Management’s Discussion and Analysis should be read together with the consolidated financial statements and notes thereto, included elsewhere in this annual report.

Overview

Our company was incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc., our Parent. We have only recently begun operations and have to date relied substantially on our Parent for support in the conduct of our business. We have not yet earned a significant amount of revenues and we have little operating history, which may make it difficult for potential investors to evaluate our business and assess our future viability and prospects. We have, at this time, limited assets and resources and receive substantial ongoing support from our Parent under the Cost Sharing Agreement. Pursuant to the Cost Sharing Agreement, our Parent provides us with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. The services of our executive management and other personnel are currently performed by employees and principals of our Parent, and the costs of such services are allocated between us and our Parent pursuant to the Cost Sharing Agreement.

Results of Operations

Our Parent was formed on October 27, 2014 and commenced operations in April 2015. Prior to our formation on October 8, 2015, we did not operate as a separate legal entity. Accordingly, our consolidated financial statements prior to our formation were prepared on a “carve-out” basis from our Parent’s accounts, and reflect the historical balance sheet accounts directly attributable to us together with allocations of costs incurred by our Parent. These allocations may not be reflective of the actual levels of assets, liabilities, income or costs that would have been incurred had we operated as a separate legal entity. Certain estimates, including allocations from the Parent, have been made to provide financial statements, for stand-alone reporting purposes, for the period prior to October 8, 2015. All transactions between our Parent and us prior to our formation were classified as net transfers from our Parent to us (aggregating $242,161) in our consolidated balance sheet at September 30, 2015. We believe that the assumptions underlying the carve-out financial information are reasonable; however, the resulting financial information does not necessarily reflect what our results of operations, financial position and cash flows would have been on a stand-alone basis. The cost allocation methods applied to certain common costs include the following:

●	Specific identification. Where the amounts were specifically identified within our company, they were classified accordingly.

●	Reasonable allocation. Where the amounts were not clearly or specifically identified, management determined if a reasonable allocation method could be applied.

Upon our formation, our Parent did not contribute any assets to us and we did not assume any liabilities from it. As a result, the assets and liabilities allocated to us in our “carve-out” financial statements, other than $104,540 of deferred offering costs, which benefited us directly, were considered returned to our Parent. At the date of our inception, October 8, 2015, the assets and liabilities allocated to us, other than the deferred offering costs, constituted a net liability of $251,309, which was recognized as a contribution to us from our Parent.

Our consolidated balance sheet at September 30, 2016 and our consolidated statement of operations for the year ended September 30, 2016 are presented based on our actual results as a separate legal entity. Our consolidated balance sheet at September 30, 2015 and our consolidated statement of operations for the period from October 27, 2014 (our Parent’s inception) to September 30, 2015 are presented based on the “carve-out” basis.

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During the year ended September 30, 2016, we began providing marketing services to third parties with whom we have not entered into co-publishing license agreements, and during this period we generated approximately $8,000 in revenue from the provision of such services. Currently, we can provide no assurance as to the size of any additional revenues we may earn from providing such services. For the period from October 27, 2014 (inception) to September 30, 2015, we did not generate any revenue.

During the year ended September 30, 2016, we incurred approximately $2.2 million in expenses, comprised of approximately $622,000 in salaries and benefits, $45,000 in occupancy costs, $523,000 in professional fees, $69,000 in stock based compensation costs, $119,000 in marketing and promotion costs, $32,000 in travel expense, $675,000 in game development costs and $85,000 in other general and administrative expenses.

For the period from October 27, 2014 (inception) to September 30, 2015, we incurred approximately $389,000 in expenses, comprised of approximately $83,000 in salaries and benefits, $2,400 in occupancy costs, $216,000 in professional fees, $1,800 in stock based compensation costs, $57,000 in marketing and promotion costs, $16,000 in travel expense and $13,000 in other general and administrative expenses.

We have entered into seven principal video game co-publishing license agreements, for the games Psychonauts 2, Jay and Silent Bob: Chronic Blunt Punch, Consortium: The Tower, Make Sail, Wasteland 3, Trackless and Kingdoms and Castles. The development of each of those seven games is underway. In addition to these games, in three instances crowdfunding campaigns for particular games failed to meet their goals and we will not be publishing those games. We have near-term prospects for entering into additional game publishing license agreements that we believe represent substantial commercial opportunities.

We expect to incur increased expenses as a result of being a public reporting company under the rules applicable to companies that have conducted Regulation A offerings (for legal, financial reporting, accounting and auditing compliance), as well as for our business operations, business development and other general corporate expenses. We expect that our legal fees per offering will decrease after our first offering or first few offerings.

Our employees are also employees of our Parent, and the allocation of expenses to pay the salaries of such employees is set forth in the Cost Sharing Agreement. We share operating space with our Parent, in San Francisco, California.

Liquidity and Capital Resources of the Company

To date, we have relied substantially on our Parent for liquidity and capital resources. As of September 30, 2016, we had approximately $787,000 in cash and approximately $81,000 of working capital, resulting mainly from our Parent’s cash contribution to us of $1 million in July 2016, approximately $389,000 in outstanding advances to our Parent and $159,480 in funds temporarily held by our Parent. Our Parent repaid the last two amounts to us in full after September 30, 2016. Net cash provided by (used in) operating activities during the year ended September 30, 2016 and during the period from October 27, 2014 (inception) to September 30, 2015 was approximately $7,300 and ($226,000), respectively. Net cash used in investing activities during the same periods was approximately $389,000 and $15,000, respectively. Net cash provided by financing activities during the same periods was approximately $1.2 million and $240,000, respectively.

As further disclosed below, on September 30, 2016, we and our Parent jointly entered into a loan and security agreement (the “Loan and Security Agreement”) with Silicon Valley Bank, under which we and our Parent, individually and collectively, can borrow up to an aggregate of $1,000,000, all or substantially all of which is intended to be used in support of our business. See a further description of the Loan and Security Agreement below. As of the date hereof, the full $1,000,000 available under the Loan and Security Agreement has been borrowed.

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Loan and Security Agreement with Silicon Valley Bank

On September 30, 2016, we and our Parent jointly entered into the Loan and Security Agreement with Silicon Valley Bank (“SVB”), under which we and our Parent, individually and collectively, can, subject to the terms and conditions of the Loan and Security Agreement, borrow up to an aggregate of $1,000,000 from SVB for use as working capital and for general business purposes. It is our intention, as well as our Parent’s intention, that all or substantially all of the borrowed amounts be used in support of our business. Pursuant to the agreement, SVB made advances available by December 31, 2016 in the aggregate principal amount of $1,000,000, including one advance, in the principal amount of $250,000, upon our Parent having received a fully executed term sheet evidencing an investment commitment to purchase at least $5 million of its equity securities. Repayments are due to SVB in thirty (30) equal monthly installments commencing April 1, 2017, plus monthly payments of accrued interest at a rate of 2% above the prime rate. Outstanding advances are repayable in full on September 1, 2019. Repayment is secured by a first priority security interest in favor of SVB in substantially all of our and our Parent’s assets, excluding intellectual property. SVB will be due a fee on September 1, 2019 of 1% of the principal amount of all advances made. The agreement imposes certain restrictions on us and our Parent, including on the ability to (i) transfer, assign or dispose of business or property, (ii) permit a Change in Control (as defined in the agreement), merger or consolidation, (iii) incur any Indebtedness or Liens (as defined in the agreement), (iv) maintain any Collateral Account (as defined in the agreement), (v) issue or distribute capital stock or membership interests, make distributions or pay dividends (other than dividends paid by Fig on its preferred stock), (vi) enter into transactions with affiliates except in the ordinary course of business and upon fair and reasonable terms that are no less favorable than would be obtained in an arm-length’s basis with a non-affiliate, (vii) permit any subordinated debt or make certain amendments to any document relating to such debt and (viii) fail to comply with certain governmental regulations. Each of these restrictions is subject to certain exceptions, as specified in the Loan and Security Agreement. In connection with the Loan and Security Agreement, our Parent issued to SVB a ten-year warrant to purchase 104,529 shares of our Parent’s common stock, at $0.32 per share, subject to certain additional terms and conditions.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have depended substantially on our Parent to fund our operations and there is a risk that we and our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Contractual Commitments

Current agreements relating to our operations, such as rental commitments, are in the name of our Parent. We will continue to operate under the Cost Sharing Agreement, pursuant to which our Parent and us agree to share costs of the support and services provided by our Parent. See “Business – Cost Sharing Agreement with Our Parent”.

Under the video game co-publishing license agreements we have entered into, as of January 26, 2017, we have incurred the following material ongoing contractual commitments:

Game Title	Fig Funds Committed

Psychonauts 2	$600,000 to $3 million (to be finally determined at or prior to the completion of closing of the offering of Fig Game Shares – PSY2) (as of the date indicated above, $589,000 closed on from private and Regulation A sales of Fig Game Shares – PSY2 and $350,000 paid to developer).

Jay and Silent Bob: Chronic Blunt Punch	Up to $400,000 ($50,000 paid to developer).

Consortium: The Tower	Up to $300,000 ($143,000 paid to developer).

Wasteland 3	$1,200,000 to $2,500,000 (to be finally determined at or prior to the closing of the offering of Fig Game Shares – Wasteland 3) (as of the date indicated above, $965,000 closed on from private sales of Fig Game Shares – Wasteland 3 and $909,000 paid to developer).

Make Sail	$29,000 (all paid to developer).

Trackless	$12,000 (all paid to developer).

Kingdoms and Castles	$15,000 to $100,000 ($83,000 paid to developer).

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We are not otherwise committed to make any material capital expenditures, and other agreements relating to our operations, such as rental commitments, are in the name of our Parent. We will continue to operate under the Cost Sharing Agreement, pursuant to which we and our Parent have agreed to share costs of the support and services provided by our Parent. See “Business – Cost Sharing Agreement with Our Parent”.

Game-Specific Accounting

Accounting for a Particular Game’s Sales

Fig expects to receive sales receipts in respect of each particular game net of distributors’ fees. Fig will deposit the amounts it receives in respect of each particular game into a separate account or sub-account under Fig’s control (each, a “sub-account”). As described in more detail under “Other Information – Our Dividend Policy”, as to each sub-account, Fig will then, on a regular basis: allocate receipts into a revenue share for the developer and a revenue share for Fig; depending on the particular campaign, deduct the Fig Service Fee; depending on the particular campaign apply the Fig Game Shares Allotment Percentage; and pay a specified portion of the Fig Game Shares allotment to the holders of the Fig Game Shares, in the form of dividends, subject to our dividend policy. In addition, Fig’s Board may in its discretion from time to time pay more than the specified portion of the Fig Game Shares allotment to the holders of the Fig Game Shares, if in its view business conditions permit it; and in all events our Board may decide not to pay a dividend or to reduce the size of a dividend if it believes it would be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Other Information – Our Dividend Policy”.

Fig intends to report, on a public, regular basis, on its allocation of sales receipts by game, by including the following table in its annual and semi-annual reports filed publicly with the SEC, updated to reflect the indicated information for the periods covered by such reports:

Sharing of Sales Receipts by Game

For the Year Ended September 30, 2016 (Unaudited) (1)

Fig Game (2)	Gross Receipts to Fig	Fig Service Fee	Adjusted Gross Receipts	Fig’s Revenue Share	Specified Portion for Dividends on Related Fig Game Shares		Aggregate Dividends on Related Fig Game Shares

Psychonauts 2	$0	$0	$0	$0	70%		$0

Jay and Silent Bob: Chronic
Blunt Punch	$0	$0	$0	$0	NA	(3)	$0

Consortium: The Tower	$0	$0	$0	$0	NA	(3)	$0

Wasteland 3	$0	$0	$0	$0	NA	(4)	$0

(1)	This table has not been prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

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(2)	Fig has also entered into license agreements to publish the games Make Sail, Trackless and Kingdoms and Castles. However, investments relating to these games have been sold only in Accredited Investor Offerings and not publicly.

(3)	Not yet determined, as the planned Regulation A Offering in respect of this game has not yet begun.

(4)	Will be finally determined after the Regulation A Offering in respect of this game has been completed.

Accounting for a Particular Game’s Assets and Liabilities

In the event Fig were to dispose of assets and liabilities related to a particular game, under the certificates of designations of Fig’s respective series of Fig Game Shares, our Board may, in its discretion, but is not required to, declare and pay to the holders of the related series of Fig Game Shares a dividend in cash or other assets with a value equal to the allocable net proceeds of that disposition, or redeem the outstanding shares of that series of Fig Game Shares for cash or other assets with a value equal to the allocable net proceeds of that disposition. In addition, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of Fig, under the certificates of designations of Fig’s respective series of Fig Game Shares, holders of a particular series of Fig Game Shares shall be entitled to receive, in addition to declared or accrued dividends that have not been paid, an amount equal to the value of the total assets attributed to the related game less the total liabilities attributed to the related game. For a more complete description of these rights of Fig Game Share holders, see “Other Information – Description of Company Securities — Preferred Stock”, and the certificates of designations of Fig’s respective series of Fig Game Shares filed with the SEC.

Fig intends to keep track of those of its assets and liabilities that should be attributed to particular games according to the terms of the certificates of designations of its respective series of Fig Game Shares, and to report, on a public, regular basis, on its attribution of assets and liabilities by game, by including the following table in its annual and semi-annual reports filed publicly with the SEC, updated to reflect the indicated information as of the dates covered by such reports:

Allocation of Assets and Liabilities by Game
As of September 30, 2016 (Unaudited) (1)

Fig Game (2)	License Agreement Assets (3)	Other Assets (4)		License Agreement Liabilities (5)	Other Liabilities(6)	Net Equity (7)

Psychonauts 2	$0	$0	(8)	$0	$0	$0

Jay and Silent Bob: Chronic Blunt Punch	$0	$0		$0	$0	$0

Consortium: The Tower	$0	$0		$0	$0	$0

Wasteland 3	$0	$0		$0	$0	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

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(2)	Fig has also entered into license agreements to publish the games Make Sail, Trackless and Kingdoms and Castles. However, investments relating to these games have been sold only in Accredited Investor Offerings and not publicly.

(3)	Includes cash on hand, accounts receivable, prepaid expenses and other assets of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement.

(4)	Includes assets acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation, and the proceeds of any disposition of any License Agreement Assets or Other Assets.

(5)	Includes accrued liabilities, accounts payable and other liabilities of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement.

(6)	Includes liabilities acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including indebtedness of Fig incurred in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation.

(7)	Equals the sum of the amounts in the columns to the left.

(8)	In its consolidated balance sheets as of September 30, 2016 and 2015, Fig has recorded the deferred offering costs relating to the offering of Fig Game Shares – PSY2 as an asset. After Fig completes the closing of this offering, it expects to net these deferred offering costs against the final proceeds from the offering, which it expects will eliminate all or substantially all of the recorded asset.

No Stand-Alone Audits

The application of the relevant revenue sharing and dividend formulas to sales receipts received by Fig, and the allocation of relevant assets and liabilities to particular games, will be undertaken on a regular basis by Fig’s accounting staff; the records generated thereby will be part of Fig’s accounting records and subject to Fig’s internal accounting controls; and Fig will publicly disclose, in its annual and semi-annual reports filed with the SEC, tables containing the information set forth above for each of its licensed games during the relevant periods covered in those reports. These tables will not be prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools; should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, Fig does not plan to have the calculations resulting from, or the methodologies underlying, the foregoing procedures subjected to stand-alone audits. As a result, our allocations of revenues and assets to each series of Fig Game Shares will not be audited on a periodic basis. There can be no assurance that there will not be errors or misstatements in those calculations, methodologies and applications, which could reduce Fig’s revenue share from a particular game, the dividends available to holders of the related series of Fig Game Shares or the assets attributed to a specific game, or increase the liabilities attributed to a specific game, or some combination of the foregoing.

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Item 3.	Directors and Officers

The directors, executive officers and other significant individuals of the Company, and their positions, ages, terms of office and approximate hours of work per week are as follows:

Name	Position (1)	Age	Term of Office	Approximate hours per week for part-time employees

Director: Justin Bailey	Sole Director	41	Began October 8, 2015	(1)

Executive Officers: Justin Bailey	Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer	41	Began October 8, 2015	(1)

Jonathan Chan	Chief Operating Officer	41	Began October 8, 2015	(1)

(1)	Our Chief Executive Officer and sole director, Justin Bailey, is also the CEO and a director of our Parent, and our Chief Operating Officer, Jonathan Chan, holds the same position at our Parent also. As part of their duties in their roles at our Parent, they each devote a substantial portion of their working time to the Company and its business. For a description of the Cost Sharing Agreement under which employee expenses in regard to them may be shared by us and our Parent, please see “Business — Cost Sharing Agreement with Our Parent”.

There are no family relationships between any two or more directors, executive officers or significant employees of the Company. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Director of the Company

Justin Bailey, Sole Director

Mr. Bailey has served as the Company’s sole director and Chief Executive Officer since inception. He has also served as Chief Executive Officer of our Parent since he founded our Parent in late 2014. Mr. Bailey's work in video games includes experience publishing a variety of premium, free-to-play, and mobile games, such as Broken Age (formerly known as Double Fine Adventures), Massive Chalice, and Middle Manager of Justice. Mr. Bailey previously served as the Chief Operating Officer of Double Fine Productions, Inc. a position he held from July 2012 to March 2015 where he established a new independent publishing label called “Double Fine Presents”. His responsibilities included running publishing, operations, and studio strategy. From August 2011 to June 2012, Mr. Bailey worked with various investors and investment groups interested in funding video games. From January 2010 to July 2011, Mr. Bailey served as Vice President, Business Planning and Development at Perfect World Entertainment where he lead all acquisitions, investments, licensing, strategic planning, and developer relations activities in North America, Korea, and Europe, and from 2008 to 2010 he served in business development at Namco Bandai Games America where he participated in mid-term M&A strategy, ran greenlight committees, and created title forecasts and P&Ls. Mr. Bailey holds a Bachelor of Business Administration degree from the M.J. Neeley School of Business, Texas Christian University.

Executive Officers of the Company

Justin Bailey, Chief Executive Officer

Justin Bailey has served as Chief Executive Officer of the Company since its inception. Please see his biography above under “Directors, Executive Officers and Other Significant Individuals — Director of the Company”.

Jonathan Chan, Chief Operating Officer

Jonathan Chan has served as Chief Operating Officer of the Company and our Parent since October 2016, and as Vice President, Business Development and Strategy of the Company and our Parent from August 2015 to October 2016. From 2010 to 2015, Mr. Chan served as Senior Director, Business Development for Electronic Arts, where he led a business development team focused on digital publishing. At Electronic Arts, Inc., he worked with independent developers on deals with EA Partners, Electronic Arts’ third party publishing arm, and Origin, Electronic Arts’ PC game storefront and community. From 2006 to 2010, Mr. Chan was an investment banker with McNamee Lawrence & Co., a boutique investment bank, where he advised technology companies on mergers and venture capital transactions. From 2001 to 2006, Mr. Chan served as a corporate and securities lawyer at the law firm Wilson Sonsini Goodrich & Rosati, where he advised technology companies on mergers and venture capital transactions. Mr. Chan holds a B.A. in Economics and Political Science from Rice University and a J.D. from Harvard Law School.

Mr. Chan will devote a substantial portion of his work time to the Company, and the Company will pay of Mr. Chan’s compensation under the Cost Sharing Agreement.

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Board of Directors of Our Parent

Justin Bailey

Mr. Bailey has served as a director of our Parent since its inception. Please see his biography under “Directors, Executive Officers and Other Significant Individuals — Director of the Company”.

Tim Schafer

Mr. Schafer has served as a director of our Parent since March 2015. Mr. Schafer is a games industry veteran, and has served as the Chief Executive Officer of Double Fine Productions, Inc. since its inception in July 2000. Mr. Schafer founded Double Fine Productions, Inc. after his departure that year from LucasArts, where he had helped design and develop many games, including Grim Fandango. Double Fine Productions, Inc. is the developer of many critically acclaimed video games, including the original Psychonauts and Brütal Legend. Double Fine Productions, Inc. is in the process of developing Psychonauts 2, a campaign for which was completed on Fig.co in January 2016. In February 2012, Mr. Schafer launched a record-breaking multi-million dollar crowdsourced funding campaign, Double Fine Adventures (ultimately named Broken Age), becoming the most funded and backed project ever on Kickstarter at that time, helping to establish Kickstarter and other crowdfunding mechanisms as a viable alternative to traditional venture capital and publisher funding for niche video game titles. In 2012, Mr. Schafer was listed among Fast Company’s Top 100 Most Creative People, and in 2006, he received a BAFTA Video Games Best Screenplay award for the original Psychonauts. Mr. Schafer received a bachelor’s degree from the University of California, Berkeley.

Nabeel Hyatt

Mr. Hyatt has served as a director of our Parent since March 2015. Mr. Hyatt is an early-stage investor and supporter of entrepreneurs building hardware, software and services startups that offer creative solutions to practical, everyday problems. Since February 2012, Mr. Hyatt has served as a partner at Spark Capital, a venture capital firm that invests in startup companies. Mr. Hyatt previously served as General Manager at Zynga Inc. from 2010 to 2012. Prior to that, Mr. Hyatt served as Chief Executive Officer of Conduit Labs, a social gaming startup company he co-founded in 2007, until August 2010 when it was acquired by Zynga, Inc. From August 2001 to November 2005, Mr. Hyatt helped start and then lead product development at Ambient Devices, an MIT Media Lab spin-out that worked with designers such as Yves Behar and Frank Gehry to bring a blend of IT and modern design to consumers. Mr. Hyatt received a B.A. in Design from the Maryland Institute College of Art, and studied Computer Science at Purdue University.

Officers of Our Parent

Mr. Bailey has served as Chief Executive Officer of our Parent since its inception. Please see his biography under “Directors, Executive Officers and Other Significant Individuals — Director of the Company”.

Mr. Chan has served as Chief Operating Officer of the Company and our Parent since October 2016, and as Vice President, Business Development and Strategy of the Company and our Parent from August 2015 to October 2016. Please see his biography under “Directors, Executive Officers and Other Significant Individuals — Officers of the Company”.

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Advisory Board of Our Parent

Our Parent has an Advisory Board consisting of the following persons:

Tim Schafer

Mr. Schafer has served as a director of our Parent since March 2015. Please see his biography under “Directors, Executive Officers and Other Significant Individuals — Board of Directors of Our Parent”.

Alex Rigopulos, Chief Creative Officer of Harmonix Music Systems, Inc.

Mr. Rigopulos co-founded Harmonix Music Systems, Inc., a video game development company, in 1995 with the mission of inventing new ways for non-musicians to experience the joy of making music, and served as Chief Executive Officer of Harmonix until May 2014 when he became the Chief Creative Officer. Prior to Harmonix, Alex studied computer music at the MIT Media Lab and music composition at MIT.

Feargus Urquhart, CEO of Obsidian Entertainment

Mr. Urquhart has been active in the video game industry since 1991, and rose to become the President of Black Isle Studios in the late 1990s. In June 2003, Mr. Urquhart co-founded Obsidian Entertainment, and he has served as its Chief Executive Officer since its founding. Obsidian Entertainment is one of the world's premiere role-playing game development studios. Focusing on role-playing games (RPGs), Mr. Urquhart has helped develop or publish the video games Baldur’s Gate; Fallout 1 & 2; Fallout: New Vegas; Planescape: Torment; South Park: The Stick of Truth; and Pillars of Eternity.

Aaron Isaksen, Co-President and CEO of AppAbove Games

Mr. Isaksen is an early investor in our Parent and has been working in the digital entertainment and games industry since 1999. In June 2003, Mr. Isaksen co-founded AppAbove Games, a mobile games developer and publisher, where he currently serves as Co-President and Chief Executive Officer. In 2010, he also co-founded Indie Fund, a funding source for independent game developers. Since July 2014, Mr. Isaksen has served as Chairman of IndieBox, and he served as festival chair for IndieCade East 2014, a conference and festival celebrating independent video games. Mr. Isaksen is a frequent speaker at game conferences and a well-respected authority in the interactive entertainment industry. Mr. Isaksen received a Master’s degree in Electrical Engineering and Computer Science (EECS) from the Massachusetts Institute of Technology (MIT) in 2001 and a Bachelor’s degree in EECS from UC Berkeley in 1998. Mr. Isaksen is also a Ph.D. Student at the NYU Polytechnic School of Engineering Game Innovation Lab.

Brian Fargo, Chief Executive Officer of inXile Entertainment

Mr. Fargo has been in the games business since its infancy having founded Interplay Entertainment in 1983, where he served as Chief Executive Officer until 2001. Interplay Entertainment became a top 5 PC games publisher in the mid-1990s, having produced some of the most well known video game franchises in the industry, including Bard’s Tale, Wasteland and Fallout. Interplay Entertainment also helped to launch the careers of the founders of some of the biggest video game developers in the world, such as Blizzard, Bioware and Treyarch. While at Interplay Entertainment, Mr. Fargo brought Universal/MCA in as an equity partner and later took Interplay Entertainment public in 1998. In addition, Mr. Fargo has served on our Board of the Interactive Digital Software Association, given key speeches at the industry's leading shows. Most recently, he was the keynote speaker at GDC China in November 2011. Mr. Fargo formed inXile in January 2002, where he serves as Chief Executive Officer, a position he has held since its inception. Mr. Fargo has helped raise millions of dollars of crowdsourced funding via Kickstarter for other inXile games, such as Wasteland 2 (just under $3 million), Torment: Tides of Numenera (just over $4 million) and The Bard's Tale IV (over $1.5 million).

Studio Partner Agreements

The Company believes that its initial success will in part be dependent on its ability to attract established developers to engage the Company to publish their games, including follow-ons to games that already have existing fan bases. As one of its methods of seeking to attract established developers to Fig.co and to our Company, our Parent has entered into four agreements, which we refer to as “Studio Partner Agreements”. Pursuant to these Studio Partner Agreements, as amended, the developers have received warrants to purchase common stock of our Parent, which warrants vest and become exercisable upon the applicable developer launching a rewards crowdfunding campaign on Fig.co and engaging the Company to publish or co-publish one of its games. Pursuant to the Studio Partner Agreement with inXile, inXile’s warrants to purchase 276,186 shares of common stock of our Parent vest in connection with Fig’s co-publishing of Wasteland 3.

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The developers and the number of shares of our Parent they may purchase pursuant to the warrants they received pursuant to their respective Studio Partner Agreements, when such warrants vest, are as follows:

Developer	Number of Shares of Our Parent that May be Purchased Pursuant to Warrants Granted
Double Fine Productions, Inc.	276,186 shares
Harmonix Music Systems, Inc.	200,000 shares
Obsidian Entertainment	276,186 shares
inXile Entertainment, Inc.	276,186 shares

Advisory Board Agreements

The Company believes that its initial success will in part be dependent on its ability to attract qualified video game industry professionals to provide the Company with ongoing industry- and market-related advice. As one of its methods of seeking to attract qualified advisors for the Company, our Parent has entered into agreements, which we refer to as “Advisory Board Agreements”, with the four members of its Advisory Board, who provide advice to the Company as well as our Parent. Three of these Advisory Board members are executives of video game developers that have entered into Studio Partner Agreements. Pursuant to these Advisory Board Agreements, as amended, the advisors or the developers that employ them have received options to purchase common stock of our Parent, which options vest and become exercisable upon the recipient joining the Advisory Board of our Parent. Pursuant to an Advisory Board Agreement with Brian Fargo (who is the CEO of developer inXile), our Parent granted inXile non-qualified stock options to purchase 200,000 shares of common stock of our Parent, which options vested and became exercisable upon Mr. Fargo joining our Parent’s Advisory Board.

The members of the Advisory Board of our Parent and the number of shares of our Parent they may purchase pursuant to the options they received pursuant to their respective Advisory Board Agreements are as follows:

Advisory Board Member	Position at Game Developer	Number of Shares of Our Parent that May be Purchased Pursuant to Options Granted
Tim Schafer	CEO, Double Fine Productions, Inc.	200,000 shares
Alex Rigopulos	Chief Creative Officer, Harmonix Music Systems, Inc.	200,000 shares
Feargus Urquhart	CEO, Obsidian Entertainment	200,000 shares
Aaron Isaksen	Co-President and CEO, AppAbove Games	200,000 shares
Brian Fargo	CEO, inXile Entertainment, Inc.	200,000 shares (1)

(1)	Options granted to inXile, not Mr. Fargo individually.

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Compensation of Directors and Executive Officers

The table below includes the aggregate annual compensation for the last completed fiscal year of the Company’s sole director and executive officer. The Company has one other officer, who for the sake of completeness has also been included in the table below.

Name	Capacities in which Compensation was Received	Salary (3)	Other Compensation (4)	Total Compensation (3)
Justin Bailey (1)	Chief Executive Officer and Sole Director	$81,111	$-	$81,111

Jonathan Chan (2)	Chief Operating Officer	$165,219	$26,100	$191,320

(1)	Our Chief Executive Officer and sole director, Justin Bailey, is also the CEO and a director of our Parent. As part of his duties in those roles, he devotes a substantial portion of his working time to the Company and its business. He receives compensation from our Parent, 50% of which expense is allocated to our Parent and 50% of which expense is allocated to Fig. For a description of the Cost Sharing Agreement under which employee expenses in regard to him are allocated between our Parent and us , see “Business — Cost Sharing Agreement with Our Parent”. See Note (3), below for a discussion of the salary and total compensation figures presented for Mr. Bailey.

(2)	Our Chief Operating Officer, Jonathan Chan, is also the Chief Operating Officer of our Parent. As part of his duties in those roles, he devotes substantially all of his working time to the Company and its business. He receives compensation from our Parent, 100% of which expense is allocated to Fig. For a description of the Cost Sharing Agreement under which employee expenses in regard to him are allocated to us, see “Business — Cost Sharing Agreement with Our Parent”. See Note (3), below for a discussion of the salary and total compensation figures presented for Mr. Chan.

(3)	As reflected in the Company’s consolidated financial statements included elsewhere in this document, for the year ended September 30, 2016, the Company incurred, on an allocation basis, approximately $622,000 in salaries and benefits paid to all employees, including the salaries allocated to Justin Bailey and Jonathan Chan.

(4)	Represents the aggregate grant date fair value of awards of options to purchase shares of common stock of our Parent, computed in accordance with FASB ASC Topic 718 on an allocated basis.

Indemnification Agreements

Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, we have entered into separate indemnification agreements with our director and executive officer.

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Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth the numbers and percentages of our outstanding voting securities beneficially owned as of December 31, 2016 (as qualified in the footnotes thereto) by:

●	each person known to us to be the beneficial owner of more than 10% of any class of our outstanding voting securities;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Our voting securities consist solely of our common stock. Fig Game Shares do not have any voting rights.

Beneficial ownership is determined in accordance with SEC rules and generally includes sole or shared voting or investment power with respect to voting securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any voting securities that such person or any member of such group has the right to acquire within 60 days of the date of this annual report. For purposes of computing the percentage of our outstanding voting securities held by each person or group of persons named above, any securities that such person or persons has the right to acquire within 60 days of the date of this annual report are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership as determined under SEC rules is not necessarily indicative of beneficial or other ownership for any other purpose. The inclusion herein of any securities listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the business address of each person listed is c/o Fig Publishing, Inc., 599 Third Street, Suite 211, San Francisco, California 94107.

	Common Stock (1)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Shares Beneficially Owned (2)

Loose Tooth Industries, Inc.	1,000,000		100.0%
Justin Bailey	1,000,000	(3)	100.0%
All directors and executive officers as a group (one individual, Justin Bailey)	1,000,000	(3)	100.0%

(1)	The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws where applicable and any other information contained in the footnotes to this table.

(2)	Based on 1,000,000 shares of common stock issued and outstanding as of December 31, 2016.

(3)	Justin Bailey is the Chief Executive Officer, a director and the largest shareholder of Loose Tooth Industries, Inc., and has voting and dispositive power with respect to the common stock of the Company held by Loose Tooth Industries, Inc. Loose Tooth Industries, Inc. is the holder of 100.0% of the outstanding common stock of the Company. By virtue of the foregoing, Mr. Bailey is deemed for the purposes hereof to beneficially own all of the outstanding voting securities of the Company. Mr. Bailey is also the sole director of the Company and its Chief Executive Officer.

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Item 5.	Interest of Management and Others in Certain Transactions

Justin Bailey, our Chief Executive Officer and sole director, is also the CEO, a director and the largest shareholder of our Parent. He receives a salary, benefits and equity compensation from our Parent. Jonathan Chan, our COO, holds the same position at our Parent, also. He receives a salary, benefits and equity compensation from our Parent. See “Directors and Officers”. Pursuant to the Cost Sharing Agreement, our Parent provides us with management and administrative services. See “Business — Cost Sharing Agreement with Our Parent”.

We have entered into a license agreement with inXile Entertainment, Inc. to publish the video game Wasteland 3. inXile, the developer of Wasteland 3, owns shares of our Parent and warrants to acquire additional shares. Brian Fargo, the Chief Executive Officer and founder of inXile, is a member of the Advisory Board of our Parent. Mr. Fargo’s biography can be found in “Directors and Officers– Advisory Board of Our Parent”.

We have entered into a license agreement with Double Fine Productions, Inc. to publish the video game Psychonauts 2. Double Fine, the developer of Psychonauts 2, owns shares of our Parent and warrants to acquire additional shares. Tim Schafer, the Chief Executive Officer and founder of Double Fine, is a member of the Board of Directors of our Parent, is a significant shareholder of our Parent and hold options to acquire additional shares of our Parent. Mr. Schafer’s biography can be found in “Directors and Officers – Advisory Board of Our Parent”. Justin Bailey, our CEO and sole director, was previously COO of Double Fine, a position he held from July 2012 to March 2015, which overlapped with his positions at our Parent, which was formed in October 2014.

In 2015, our Parent entered into four agreements with video game developers referred to as “Studio Partner Agreements”. Pursuant to these Studio Partner Agreements, as amended, the developers have received warrants to purchase common stock of our Parent, which warrants vest and become exercisable upon the applicable developer launching a rewards crowdfunding campaign on Fig.co and engaging the Company to publish or co-publish one of its games. Pursuant to the Studio Partner Agreement with inXile Entertainment, Inc., inXile’s warrants to purchase 276,186 shares of common stock of our Parent vest in connection with Fig’s co-publishing of Wasteland 3. Pursuant to the Studio Partner Agreement with Double Fine Productions, Inc., the developer of Psychonauts 2, Double Fine’s warrants to purchase 276,186 shares of common stock of our Parent vest in connection with Fig’s co-publishing of Psychonauts 2. See “Directors and Officers – Studio Partner Agreements”.

In May 2015, our Parent entered into agreements with the members of its Advisory Board, who provide advice to the Company as well as our Parent. These agreements are referred to as “Advisory Board Agreements”. Pursuant to these Advisory Board Agreements, as amended, the advisors or the developers that employ them have received options to purchase common stock of our Parent, which options vest and become exercisable upon the recipient joining the Advisory Board of our Parent. Pursuant to an Advisory Board Agreement with Brian Fargo (who is the CEO of developer inXile), our Parent granted inXile non-qualified stock options to purchase 200,000 shares of common stock of our Parent, which options vested and became exercisable upon Brian Fargo joining our Parent’s Advisory Board. Pursuant to an Advisory Board Agreement with Tim Schafer (who is the CEO of developer Double Fine Productions, Inc., a board member of our Parent, and a shareholder of our Parent), our Parent granted Mr. Schafer non-qualified stock options to purchase 200,000 shares of common stock of our Parent, which options vested and became exercisable upon Tim Schafer joining our Parent’s Advisory Board. See “Directors and Officers – Advisory Board Agreements”.

As of September 30, 2016, we had approximately $25,000 in accounts receivable due from Double Fine Productions, Inc. for the reimbursement of expenses we incurred when undertaking, at the request of Double Fine, certain additional marketing in connection with Psychonauts 2.

We may advance funds to our Parent from time-to-time, either directly or by incurring costs on behalf of our Parent.  We classify each such advance as either a current asset or a reduction of stockholder’s equity, based on an evaluation of the reasons for and substance of the transaction that gave rise to the advance. For an advance to be reported as a current asset, collection must be reasonably assured, as supported by the Parent’s intent and ability to pay within a reasonably short period of time. As of September 30, 2016, we had approximately $389,000 in outstanding advances to our Parent and $159,480 in funds temporarily held by our Parent. Our Parent paid these amounts in full after September 30, 2016. Therefore, we have recognized these amounts in our accompanying consolidated balance sheet as of September 30, 2016 as a current asset.

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Item 6.	Other Information

Risk Factors

We face risks and uncertainties that could affect our business, our financial condition and results of operations, our securities and our industry. Actual and potential risk factors are described under the heading “Risk Factors” in our preliminary offering circular filed with the SEC on December 16, 2016, which may be accessed in the “Company Filings” portion of the SEC’s website at www.sec.gov, as the same may be updated from time to time by our future filings with the SEC. In addition, new risks may emerge at any time, and currently we cannot predict such risks or estimate the extent to which they may affect our business, our financial condition and results of operations, our securities or our industry.

Forward-Looking Statements

Some of the statements in or incorporated by reference into this annual report constitute forward-looking statements. These statements relate to future events or our future financial performance, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “will,” and similar words or phrases or the negative or other variations thereof or comparable terminology. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this annual report, including in “Other Information – Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements. These which factors include, among other things:

●	National, international and local economic and business conditions that could affect our business;

●	Markets for our products and services;

●	Our cash flows;

●	Our operating performance;

●	Our financing activities;

●	Our tax status;

●	Industry developments affecting our business, financial condition and results of operations;

●	Our ability to compete effectively; and

●	Governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to update our forward-looking statements beyond the date hereof. The risk that actual results will differ materially from the expectations expressed or implied in our forward-looking statements may increase with the passage of time.

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Our Dividend Policy

Fig Game Shares are shares of capital stock of Fig with no voting rights. We issue them in separate series, and each separate series reflects the economic performance of a different, particular video game co-publishing license agreement that we have entered into with a third-party video game developer.

Provided the game that is the subject of the license agreement is successfully developed and published, sales receipts will thereafter be received from the game and will generally be shared as follows: (i) receipts will be allocated into a revenue share for the developer and a revenue share for Fig, in the proportions specified in the license agreement for the game; (ii) depending on the particular campaign, Fig may be paid a service fee; (iii) depending on the particular campaign, Fig may allot part of its revenue share to the Fig Game Shares and another part to separate securities, issued by a Fig affiliate, that are also designed to reflect the economic performance of the same game, and to the extent Fig provides additional funds to support the development of the same game, it may keep a third proportional allotment for itself; (iv) Fig will pay a specified portion of the Fig Game Shares allotment to the holders of the Fig Game Shares, in the form of dividends, subject to our dividend policy; and (v) Fig’s board of directors may in its discretion from time to time pay more than the specified portion of the Fig Game Shares allotment to the holders of the Fig Game Shares, if in its view business conditions permit it. In all events, our Board may decide not to pay a dividend or to reduce the size of a dividend if it believes it would be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law.

Aggregate dividend amounts will be distributed equally among all holders of the same series of Fig Game Shares, in proportion to the number of shares held, without regard to whether the shares were bought in this offering or otherwise, or under Regulation A, Regulation D or another exemption from registration under the Securities Act.

Fig will allocate the sales receipts from a particular game and determine the amount from which dividends will be declared on the Fig Game Shares associated with that game, in conformance with the policy set forth below:

Step 1: Sales Receipts

All sales receipts received by Fig in respect of sales of a particular game, pursuant to the license agreement between Fig and the developer of that game, will be deposited into a separate account or sub-account under Fig’s control (each, a “sub-account”).

In respect of most games, Fig expects that most or all sales will be made through digital distribution platforms, or “storefronts” (such as Steam), which will sell the game, take a share of the retail sales price (typically 30%) as their fee and remit the remainder to Fig. However, in the case of certain games, distribution arrangements may be more elaborate, may involve co-publishers or other parties and may result in additional charges being deducted from the sales receipts received by Fig. For example, if Fig or the particular developer can arrange for the game to be configured for and sold over Sony’s PlayStation Network, that would likely generate substantially increased games sales receipts for Fig and its investors. But it may also require the designation of Sony as a co-publisher of the game; it may involve paying Sony an additional portion or portions of the sales receipts; and it may involve sales receipts flowing among Fig, the developer and any co-publishers before being received by Fig and deposited in the appropriate sub-account. Any such distribution arrangements will be reflected in the associated license agreement and described in the associated offering circular.

Step 2: Developer and Fig Revenue Shares

If Fig receives sales receipts first, it will periodically pay, from the sub-account, the developer’s revenue share to the developer. If the developer receives the sales receipts first, it will periodically pay Fig’s revenue share to Fig.

The developer’s revenue share and Fig’s revenue share in respect of a particular game (typically calculated pursuant to a formula) will be set forth in the license agreement relating to that game. Their respective revenue shares may change over time, if such a change is embodied in the revenue share formula. For example, the developer’s revenue share may increase after certain aggregate sales thresholds have been met.

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Step 3: Fig Service Fee

Depending on the particular campaign, if Fig is to be paid a Fig Service Fee, Fig will retain the fee for itself from the balance in the sub-account, after removal of the developer’s revenue share (unless otherwise specified).

Depending on the particular campaign, Fig may retain a percentage, generally expected to be 10%, of game sales receipts, which we refer to as the “Fig Service Fee”. The Fig Service Fee will serve as compensation toward the cost of platform and publishing services, in campaigns in which Fig imposes such a fee. The percentage amount will be set forth in the license agreement relating to that game. Fig may negotiate for a higher, or accept a lower, Fig Service Fee depending on the degree of services and corresponding expenses that Fig predicts will be necessary to successfully publish a game, as well as other factors. In certain cases, Fig may determine that, because it is still building its business, because it desires to attract high quality developers, because the desirability of publishing the particular game is especially high, or for other reasons relating to Fig’s assessment of the business advantages that may accrue to Fig and its security holders, the Fig Service Fee maybe lower than this range or nominal, or there may be no such fee.

Step 4: Fig Game Shares Allotment Percentage

Next, the Fig Game Shares Allotment Percentage will be applied, in campaigns in which the total amount of Fig Funds is greater than the proceeds of the Fig Game Shares offering. This is expected to occur if, in addition to the Fig Game Shares offering, there has been an offering of separate securities, issued by a Fig affiliate, that are also designed to reflect the economic performance of the same game, and to the extent Fig provides additional funds to support the development of the same game. The allotments will be made in the same proportions that the proceeds from these separate securities offerings and the additional funding from Fig, as applicable, bear to the total Fig Funds amount. In such circumstances, the allotment of revenue among the Fig Game Shares, the other securities and Fig, as applicable, will represent an equitable division of Fig’s revenue share among the different sources of funding that have made it possible to prudently provide the particular Fig Funds amount.

Step 4 is a mathematical application only, and should not be read to suggest that proceeds from the sale of any particular series of Fig Game Shares are being used to fund the development of the associated game, or of any other particular game.

Fig will have to wait until after a particular Fig Game Shares offering is completed to finally determine the Fig Game Shares Allotment Percentage that will apply to those Fig Game Shares. This is because it is only at that time that Fig will know the precise amount of proceeds raised from that offering. However, Fig expects to know the amount of proceeds raised from the offering of the other securities, and the amount of the additional funds that it will provide to support the development of the game, at an earlier time, and prior to the qualification of the Fig Game Shares offering. Consequently, Fig will use that information to provide prospective investors in the Fig Game Shares offering with an approximation of the Fig Game Shares Allotment Percentage, or a sensitivity analysis presenting the effect of applying one or more different Fig Game Share Allotment Percentages, or similar information with which prospective investors can consider the application of the Fig Game Shares Allotment Percentage before that percentage is finally known. After the offering is completed, Fig will publicly disclose the finally determined Fig Game Shares Allotment Percentage, by filing of a Current Report on Form 1-U containing that information.

Step 5: Dividend Rate

From the allotment to the holders of the Fig Game Shares, Fig will allocate the applicable specified portion for dividends to those holders.

The applicable specified portion for dividends will be set forth in the offering circular for that series of Fig Game Shares, and in the certificate of designations for that series of Fig Game Shares filed by Fig with the State of Delaware.

Step 6: Declaration of Dividends

No dividend will be payable unless (1) declared by our Board, or unless (2) it accrues because a date for the declaration of dividends on the relevant series of Fig Game Shares, as specified in the certificate of designations relating to such series of Fig Game Shares, has passed without a dividend being declared and the declaration and payment of such dividend is not prohibited under applicable law. In the event of a dividend accruing under the foregoing clause (2), the amount of the dividend shall be the applicable specified portion for dividends in respect of such series of Fig Game Shares, minus any partial amounts that Fig may pay toward the dividend.

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We expect that, typically, our Board will declare each dividend in respect of a particular series of Fig Game Shares in an aggregate amount equal to the specified portion that has been allocated for dividends in respect of such series of Fig Game Shares. However, Fig’s board of directors may in its discretion from time to time pay more than the specified portion of the Fig Game Shares allotment to the holders of the Fig Game Shares, if in its view business conditions permit it. In all events, our Board may decide not to pay a dividend or to reduce the size of a dividend if it believes it would be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. To the extent our Board determines not to pay a dividend or to reduce the size of a dividend, it will impose the underpayment in a manner equitable to all of its then-outstanding series of Fig Game Shares (which will be presumed to mean imposing the underpayment proportionally across all of Fig’s then-outstanding series of Fig Game Shares, by reducing the dividend amounts to all such series in proportion to the dividend amounts they would otherwise have received; but which may mean imposing the underpayment in some other manner if our Board concludes that such other manner would be clearly more equitable than such proportional imposition).

Fig expects that dividends on Fig Game Shares will typically be declared every six months and paid thereafter, in all events after such time (if ever) as the related game is successfully developed and published and Fig begins to receive sales receipts for the game.

Any dividends ultimately declared on a series of Fig Game Shares will be distributed equally among all the holders of shares of such series of Fig Game Shares, in proportion to the number of shares each such investor holds, without regard to whether the investor bought such shares under Regulation A or in an Accredited Investor Offering or otherwise.

Fig will retain for itself the remaining funds in each sub-account that are not distributed as dividends to holders of the related Fig Game Shares.

Timing of Dividends

Each of these steps will generally be performed at or near the end of each fiscal six-month period, or more frequently as required by contract or business needs (e.g., revenue share payments to developers may be required by contract to be made more frequently). Our Board may also, in its discretion, determine to pay dividends on one or more series of Fig Game Shares more or less frequently than once every six-month period.

Accounting for a Particular Game’s Sales

The application of the policy set forth above to sales receipts received by Fig will be undertaken on a regular basis by Fig’s accounting staff; the records generated in the application of that formula will be part of Fig’s accounting records and subject to Fig’s internal accounting controls; and Fig will publicly disclose, in its annual and semi-annual reports filed with the SEC, a table containing the information set forth above for each of its licensed games. See the table setting forth such information as of the date specified therein in this annual report under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Game-Specific Accounting – Accounting for a Particular Game’s Sales”. This table has not been, and future updates of the table will not be, prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools; should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, Fig does not plan to have the calculations resulting from, or the methodologies underlying, its revenue sharing and dividend formula subjected to stand-alone audits. As a result, our allocations of revenues to each series of Fig Game Shares will not be audited on a periodic basis. There can be no assurance that there will not be errors or misstatements in such calculations or methodologies, which could reduce Fig’s revenue share from a particular game, or the dividends available to holders of the related series of Fig Game Shares, or both.

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Description of Company Securities

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share. Shares of our capital stock may be issued from time to time in one or more classes or series. Our Board is authorized by our amended and restated certificate of incorporation to establish such classes or series, issue shares of each such class or series and fix the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, applicable to each such class or series, without any vote or other action by any holders of any of our capital stock. Each such class or series will have the terms set forth in a certificate of designations relating to such class or series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as it may be amended and restated from time to time.

As of December 31, 2016, we had 1,000,000 shares of common stock outstanding. Our Parent holds all of these 1,000,000 shares, and thus holds all of the voting power of our outstanding common stock and has sole control of the Company.

The following is a summary of the rights and limitations of our capital stock provided for in our amended and restated certificate of incorporation and the certificates of designations relating to separate classes or series of our capital stock filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as amended and restated from time to time. For more detailed information, please see our amended and restated certificate of incorporation and certificates of designations, copies of which are exhibits to this annual report.

Voting Common Stock

Equal Rights per Share. All shares of our common stock shall have identical terms and each share shall entitle the holder thereof to the same powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, applicable to each other share.

Voting. Holders of shares of our common stock shall have one vote per share of common stock held by them. Except as otherwise required by law, our certificate of incorporation or our certificates of designations, at any annual or special meeting of the shareholders of the Company, the holders of shares of our common stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the shareholders, and shall vote together as a single class on all such matters. Notwithstanding the foregoing, except as otherwise required by law, our certificate of incorporation or our certificates of designations, the holders of shares of our common stock shall not be entitled to vote on any amendment to our certificate of incorporation or any certificate of designations that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of shares of such affected series of preferred stock are entitled, either separately or together with the holders of shares of one or more other class or series of our capital stock, to vote thereon pursuant to our certificate of incorporation or our certificates of designations.

Dividends. Our Board retains the discretion to pay dividends, or not, on our common stock. There is no minimum semi-annual, annual or other dividend requirement. Our Board will retain the discretion not to pay a dividend or to reduce its size: (i) in circumstances where our Board believes it is necessary or prudent to retain such earnings in order to avoid a material adverse effect on our financial condition or results of operations, or (ii) based on applicable legal or contractual requirements or restrictions or (iii) based on other factors that our Board deems relevant and significant to the Company.

Liquidation, Dissolution, etc. Subject to and qualified by the rights of the holders of shares of any other class or series of our capital stock, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and after the holders of shares of any other class or series of our capital stock have received the amounts owed and available for distribution to them on a preferential basis, if any, the holders of shares of our common stock shall be entitled to receive all the remaining assets of the Company available for distribution to shareholders, ratably in proportion to the number of shares of common stock held by them.

No Preemptive or Subscription Rights. No holder of shares of common stock shall be entitled to preemptive or subscription rights.

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Preferred Stock

Series Designations. Each series of our Fig Game Shares will be a separately designated series of non-voting preferred stock of the Company. In connection with the establishment of each such series of Fig Game Shares, our Board shall fix the number of shares comprising such series, and such voting powers, full or limited, or no voting powers, and such other powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions applicable thereto, including without limitation dividend rights, liquidation, dissolution, etc., rights and the Company’s powers of cancellation of the outstanding shares of such series, as shall be stated in the certificate of designations relating to such series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as amended and restated from time to time, all to the fullest extent permitted by Delaware law and not inconsistent with the other provisions of our certificate of incorporation, as it may have been amended and restated from time to time. The powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions applicable thereto, may be different from those of any other class or series of our capital stock at any time outstanding.

Characterization of Fig Game Shares as “Preferred”. We characterize our Fig Game Shares as “preferred” stock because, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of each separate series of Fig Game Shares shall have a preference over holders of other securities of the Company in the receipt of (x) all dividends and other distributions declared or accrued on such series of Fig Game Shares by our Board but not yet paid, plus (y) an amount equal to the value of the total assets of the Game Shares Asset (as defined below) corresponding to such series of Fig Game Shares, less the total liabilities of such Game Shares Asset, in each case ratably in proportion to the number of shares of such series of Fig Game Shares held by them and, depending on the particular campaign, subject to the application of the Fig Game Shares Allotment Percentage (as described below in the definition of “Game Shares Asset”). However, in such event such holders shall not be entitled to any additional amounts. As a result, in the event of a Company liquidation or similar occurrence, the holders of a particular series of Fig Game Shares will have preferred rights over specific declared or accrued dividend amounts and related assets and liabilities, but no rights in respect of other assets of the Company, and no rights in respect of Company assets generally, and in some circumstances, holders of Fig’s common stock (including our Parent) could receive more assets than holders of preferred stock. See “– Liquidation, Dissolution, etc.”, below.

As used herein, “Game Shares Asset” means, as of any date, with respect to any series of preferred stock, unless otherwise specified in the corresponding preferred stock designation, an undivided percentage interest in the following: (i) all assets, liabilities and businesses of the Company to the extent attributed to the publishing rights held by the Company under the particular license agreement with a video game developer associated with such series of preferred stock as of such date; (ii) all assets, liabilities and businesses acquired or assumed by the Company for the account of such publishing rights, or contributed, allocated or transferred to the Company in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights, or indebtedness of the Company incurred in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation; and (iii) the proceeds of any disposition of any of the foregoing. The “undivided percentage interest” referred to in the preceding sentence will in the case of some series of Fig Game Shares be 100%. However, in the case of Fig Game Shares issued in connection with crowdfunding campaigns in which the total amount of Fig Funds is greater than the proceeds of the associated Fig Game Shares offering, the “undivided percentage interest” will be equal to the Fig Games Shares Allotment Percentage applicable to associated Fig Game Shares. This is expected to occur in instances where, in addition to the Fig Game Shares offering, there has been an offering of separate securities, issued by a Fig affiliate, that are also designed to reflect the economic performance of the same game, and to the extent Fig provides additional funds to support the development of the same game. The allotments of will be made in the same proportions that the proceeds from these separate securities offerings and the additional funding from Fig, as applicable, bear to the total Fig Funds amount. In such circumstances, the allotment of the Fig Game Shares Asset among the Fig Game Shares, the other securities and Fig, as applicable, will represent an equitable division of the Fig Game Shares Asset among the different sources of funding that have made it possible to prudently provide the particular Fig Funds amount.

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In keeping with Fig’s game publishing model, Game Shares Assets do not include intellectual property rights in the associated game. Investors should note that the Company does not plan to have its applications of the definition of “Game Shares Asset”, for the purpose of allocating assets and liabilities among different series of Fig Game Shares, subjected to stand-alone audits. As a result, allocations of assets to each series of Fig Game Shares will not be audited on a periodic basis. There can be no assurance that there will not be errors or misstatements in those applications, which could reduce the assets attributed to a specific game, or increase the liabilities attributed to a specific game, or both.

Equal Rights per Share within a Series. All shares within a series of Fig Game Shares shall have identical terms and each such share shall entitle the holder thereof to the same powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, applicable to each other share. Fig Game Shares of a particular series purchased pursuant to a Regulation A Offering will have the same terms as Fig Game Shares of the same series purchased pursuant to an Accredited Investor Offering or otherwise, except to the extent applicable laws may require different treatment of such securities or holders.

No Voting Rights. Except as otherwise provided in our amended and restated certificate of incorporation or the certificate of designations relating to such series of Fig Game Shares, or as otherwise required by law, holders of shares of Fig Game Shares shall have no voting rights.

Dividends. Each series of Fig Game Shares is designed to reflect the economic performance of a particular video game co-publishing license agreement that we have entered into with a third-party video game developer in respect of a particular game. Provided the game is successfully developed and published, sales receipts will thereafter be received from the game and will generally be shared as follows: (i) receipts will be allocated into a revenue share for the developer and a revenue share for Fig, in the proportions specified in the license agreement for the game; (ii) depending on the particular campaign, Fig may be paid a service fee; (iii) depending on the particular campaign, Fig may allot part of its revenue share to the Fig Game Shares and another part to separate securities, issued by a Fig affiliate, that are also designed to reflect the economic performance of the same game, and to the extent Fig provides additional funds to support the development of the same game, it may keep a third proportional allotment for itself; (iv) Fig will pay a specified portion of the Fig Game Shares allotment to the holders of the Fig Game Shares, in the form of dividends, subject to our dividend policy; and (v) Fig’s board of directors may in its discretion from time to time pay more than the specified portion of the Fig Game Shares allotment to the holders of the Fig Game Shares, if in its view business conditions permit it. In all events, our Board may decide not to pay a dividend or to reduce the size of a dividend if it believes it would be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. See “Other Information – Our Dividend Policy”.

Cancellation by the Company. Our Board may, in its discretion, cancel the associated series of Fig Game Shares. We will maintain a cancellation right in respect of each series of Fig Game Shares in order to be able to withdraw the series from the market and avoid the costs of continuing to have the series outstanding after the associated game has lost most or all of its earning power. In general, we would expect to cancel a series of Fig Game Shares if the associated game has failed to meet a minimum earnings floor following a sufficiently extensive period of time. For a description of our cancellation right with respect to the Fig Game Shares being offered in this offering, see “The Current Game, Developer and Shares”. Although the purpose of our cancellation rights is to help us avoid incurring unnecessary administrative costs, and thereby benefit our Company and shareholders as a whole, there can be no assurance that we will not cancel a series of Fig Game Shares before the earning power of the associated game has been completely and irreversibly exhausted, and thereby deny the holders of such Fig Game Shares some additional amount of dividends.

Our Board, in its discretion, may also cancel a series of Fig Game Shares in connection with paying a dividend in respect of or redeeming such Fig Game Shares in the event of a Disposition Event in which all or substantially all of the Game Shares Asset corresponding to such series of Fig Game Shares is disposed of. See “– Dividend or Redemption upon Disposition of Corresponding Game Shares Asset”, below.

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Dividend or Redemption upon Disposition of Corresponding Game Shares Asset. In respect of each series of Fig Game Shares, unless otherwise specified in the certificate of designations relating to such series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as amended and restated from time to time, in the event of a Disposition Event (as defined below), in which the Game Shares Asset (as defined above) corresponding to such series is disposed of, on or prior to the 120th day following the consummation of such Disposition Event, our Board may, in its discretion, but is not required to:

(i)	declare and pay a dividend in cash, securities (other than shares of the series of Fig Game Shares) or other assets of the Company, or any combination thereof, to the holders of shares of the series of Fig Game Shares, with an aggregate Fair Value (as defined in our certificate of incorporation) equal to the Allocable Net Proceeds (as defined in our certificate of incorporation) of such Disposition Event as of the Determination Date (as defined in our certificate of incorporation), such dividend to be paid on all shares of such series of Fig Game Shares outstanding as of the Determination Date on an equal per share basis; and thereafter, in its discretion, cancel the series of Fig Game Shares if permitted under the terms described above under “ – Cancellation by the Company”; or

(ii)	if such Disposition Event involves all (and not merely substantially all) of the Game Shares Asset corresponding to the series of Fig Game Shares, redeem all outstanding shares of such series of Fig Game Shares for cash, securities (other than shares of the series of Fig Game Shares) or other assets of the Company, or any combination thereof, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such aggregate amount to be allocated among all shares of such series of Fig Game Shares outstanding as of the Determination Date on an equal per share basis; or

(iii)	combine all or any portions of (i) or (ii) above on a pro rata basis among all holders of such series of Fig Game Shares.

As used herein, “Disposition Event” means the sale, transfer, exchange, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) by the Company or any of its affiliates, in one transaction or a series of related transactions, of a Game Shares Asset, or substantially all of a Game Shares Asset, or any of the Company’s or any such affiliate's interests therein, to one or more persons or entities.

Liquidation, Dissolution, etc. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of each series of Fig Game Shares outstanding shall be entitled to receive (x) all dividends and other distributions declared or accrued on such series of Fig Game Shares by our Board but not yet paid, plus (y) an amount equal to the value of the total assets of the Game Shares Asset (as defined above) corresponding to such series of Fig Game Shares, less the total liabilities of such Game Shares Asset, in each case ratably in proportion to the number of shares of such series of Fig Game Shares held by them and, depending on the particular campaign, subject to the application of the Fig Game Shares Allotment Percentage (as described above in “– Preferred Stock”); but in such event such holders shall not be entitled to any additional amounts. As a result, in the event of a Company liquidation or similar occurrence, the holders of a particular series of Fig Game Shares will have preferred rights over specific declared dividend amounts and related assets and liabilities, but no rights in respect of other assets of the Company, and no rights in respect of Company assets generally, and in some circumstances, holders of Fig’s common stock (including our Parent) could receive more assets than holders of preferred stock.

In connection with the establishment of each series of Fig Game Shares, our Board shall specifically identify the corresponding Game Shares Asset in the certificate of designations relating to such series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as amended and restated from time to time.

Our Ability to Void a Sale of Fig Game Shares. Fig has the right to void a sale of Fig Game Shares made by it, and cancel the shares or compel the shareholder to return them to us, if Fig has reason to believe that such shareholder acquired Fig Game Shares as a result of a misrepresentation, including with respect to such shareholder’s representation that it is a “qualified purchaser” or an “accredited investor” as defined pursuant to Regulation A or Regulation D promulgated under the Securities Act, respectively, or if the shareholder or the sale to the shareholder is otherwise in breach of the requirements set forth in Fig’s certificate of incorporation, certificates of designations or bylaws, copies of which are exhibits to this annual report.

No Preemptive or Subscription Rights. No holder of shares of preferred stock shall be entitled to preemptive or subscription rights.

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Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of September 30, 2016 and 2015	F-3

Consolidated Statements of Operations for the Year Ended September 30, 2016 and for the Period From October 27, 2014 (Inception) to September 30, 2015	F-4

Consolidated Statements of Stockholder’s Equity (Deficit) for the Year Ended September 30, 2016 and for the Period From October 27, 2014 (Inception) to September 30, 2015	F-5

Consolidated Statements of Cash Flows for the Year Ended September 30, 2016 and for the Period From October 27, 2014 (Inception) to September 30, 2015	F-6

Notes to Consolidated Financial Statements	F-7

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCCOUNTING FIRM

To the Board of Directors and
       Stockholder of Fig Publishing, Inc.

We have audited the accompanying consolidated balance sheets of Fig Publishing, Inc. and Subsidiaries (the “Company”) as of September 30, 2016 and 2015, and the related consolidated statements of operations, changes in stockholder’s equity (deficit) and cash flows for the year ended September 30, 2016 and for the period from October 27, 2014 (inception) to September 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fig Publishing, Inc. and Subsidiaries as of September 30, 2016 and 2015, and the consolidated results of its operations, changes in stockholder’s equity (deficit) and its cash flows for the year ended September 30, 2016 and for the period from October 27, 2014 (inception) to September 30, 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2, the Company has not generated any significant revenue, and has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP
New York, NY
January 30, 2017

F-2

FIG PUBLISHING, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,
	2016	2015
		(See Note 1)
ASSETS
Current assets:
Cash	$787,454	$-
Prepaid expenses	-	2,079
Accounts receivable - related party	24,346	-
Funds temporarily held by Parent	159,480	-
Advances to Parent	388,928	-
Total current assets	1,360,208	2,079

Deferred offering costs	471,000	104,540
Property and equipment, net	-	9,780
Security deposit	-	4,561
Total assets	$1,831,208	$120,960

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$950,328	$266,565
Investors' advances	328,485	-
Other current liabilities	-	1,164
Total current liabilities	1,278,813	267,729

Commitments and Contingencies

Stockholder's equity (deficit) (See Note 9):
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; no shares issued and outstanding as of September 30, 2016 and September 30, 2015	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; 1,000,000 and -0- shares issued and outstanding as of September 30, 2016 and September 30, 2015, respectively	100	-
Additional paid-in capital	3,104,054	-
Net transfers from Parent	-	242,161
Accumulated deficit	(2,551,759)	(388,930)
Total stockholder's equity (deficit)	552,395	(146,769)
Total liabilities and stockholder's equity (deficit)	$1,831,208	$120,960

The accompanying notes are an integral part of these consolidated financial statements.

F-3

FIG PUBLISHING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended September 30, 2016	For the Period from October 27, 2014 (inception) to September 30, 2015
		(See Note 1)
Revenue:
Marketing revenue	$6,371	$-
Marketing revenue - related party	1,500	-
Total revenue	$7,871	$-

Operating expenses:
General and administrative	1,495,700	388,930
Game development	675,000	-
Total operating expenses	2,170,700	388,930

Net loss	$(2,162,829)	$(388,930)

Weighted average shares outstanding, basic and diluted	1,000,000

Basic and diluted net loss per share	$(2.16)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

FIG PUBLISHING, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

For the Year Ended September 30, 2016

	Preferred Stock		Common Stock		Additional Paid-in	Net Transfers From	Accumulated	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Capital	Parent	Deficit	(Deficit)
Balance - October 27, 2014 (inception)	-	$-	-	$-	$-	$-	$-	$-
Stock based compensation	-	-	-	-	-	1,766	-	1,766
Net transfer from parent	-	-	-	-	-	240,395	-	240,395
Net loss	-	-	-	-	-	-	(388,930)	(388,930)
Balance - September 30, 2015	-	-	-	-	-	242,161	(388,930)	(146,769)
Issuance of common stock to Parent	-	-	1,000,000	100	(100)	-	-	-
Reclassification of net transfers from Parent into additional paid-in capital	-	-	-	-	242,161	(242,161)	-	-
Contributions from Parent upon Company's formation	-	-	-	-	251,309	-	-	251,309
Cash contribution from Parent	-	-	-	-	1,000,000	-	-	1,000,000
Stock based compensation contributed by Parent	-	-	-	-	69,105	-	-	69,105
Other contributions from Parent	-	-	-	-	1,541,579	-	-	1,541,579
Net loss	-	-	-	-	-	-	(2,162,829)	(2,162,829)
Balance - September 30, 2016	-	$-	1,000,000	$100	3,104,054	$-	$(2,551,759)	$552,395

The accompanying notes are an integral part of these consolidated financial statements.

F-5

FIG PUBLISHING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Period from October 27, 2014 (inception) to
	September 30, 2016	September 30, 2015
		(See Note 1)

Cash Flows From Operating Activities:
Net loss	$(2,162,829)	$(388,930)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	69,105	1,766
Depreciation expense	-	543
Expenses contributed by Parent	1,426,465	-
Changes in operating assets and liabilities:
Prepaid expenses	-	(2,079)
Accounts payable and accrued expenses	674,636	162,025
Other current liabilities	-	1,164
Net cash provided by (used in) operating activities	7,377	(225,511)

Cash Flows From Investing Activities:
Security deposit	-	(4,561)
Property and equipment	-	(10,323)
Advances to Parent	(388,928)	-
Net cash used in investing activities	(388,928)	(14,884)

Cash Flows From Financing Activities:
Investors' advances, net of funds temporarily held by Parent	169,005	-
Cash contribution from Parent	1,000,000	-
Net transfers from Parent	-	240,395
Net cash provided by financing activities	1,169,005	240,395

Net change in cash	787,454	-

Cash:
Beginning	-	-
Ending	$787,454	$-

Non-cash activities:
Issuance of common stock to Parent	$100	$-
Reclassification of Net transfer from Parent to Additional paid-in capital	$242,161	$-
Contributions from Parent upon Company's formation	$251,309	$-
Investors' advances included in funds temporarily held by Parent	$159,480	$-
Deferred offering costs contributed by Parent	$90,768	$-
Deferred offering costs included in accounts payable	$275,692	$104,540
Accounts receivable due from related party contributed by Parent	$24,346	$-

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

1.	ORGANIZATION AND BUSINESS

Nature of Operations

Fig Publishing, Inc. was incorporated in the State of Delaware on October 8, 2015 and is a wholly-owned subsidiary of Loose Tooth Industries, Inc. (the "Parent"). Fig Publishing, Inc. is an early-stage entity and has relied substantially on the Parent for support in the conduct of business since its inception. The Parent was formed on October 27, 2014 (“Inception”) but its operations did not commence until April 2015. References below to the "Company" or “Fig” are to Fig Publishing, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn cash receipts from sales of video games developed by third- party video game developers with whom Fig enters into license agreements to publish those games. The Company hosts the crowdfunding campaigns on the Parent’s website, Fig.co, an online technology platform created by the Parent to facilitate fundraising for video game development. In June 2016, the Company entered into an agreement with the Parent (the “Cost Sharing Agreement”), pursuant to which the Company and the Parent have each agreed to share costs pursuant to an allocation policy. (See Note 4)

Prior to its formation on October 8, 2015, the Company did not operate as a separate legal entity within the Parent. Accordingly, the Company’s consolidated financial statements, prior to formation, had been prepared on a “carve- out” basis from the Parent’s accounts and reflect the historical accounts directly attributable to the Company together with allocations of costs and expenses incurred by the Parent. These allocations may not be reflective of the actual level of assets, liabilities, income or costs, which would have been incurred had the Company operated as a separate legal entity. Certain estimates, including allocations from the Parent, have been made to provide financial statements, for stand-alone reporting purposes, for the period prior to October 8, 2015. All transactions between the Parent and the Company, prior to the Company’s formation, were classified as net transfers from Parent (aggregating $242,161) in the consolidated balance sheets. The Company believes that the assumptions underlying the carve-out financial information are reasonable; however, the resulting financial information does not necessarily reflect what the Company’s results of operations, financial position and cash flows would have been on a stand-alone basis. The cost allocation methods applied to certain common costs include the following:

●	Specific identification. Where the amounts were specifically identified within the Company, they were classified accordingly.

●	Reasonable allocation. Where the amounts were not clearly or specifically identified, management determined if a reasonable allocation method could be applied.

Upon the Company’s formation, the Parent did not contribute any assets to the Company and the Company did not assume any liabilities from the Parent. As such, the assets and liabilities allocated to the Company in the carve-out financial statements, other than for $104,540 of deferred offering costs, which directly benefited the Company, were considered to be returned to the Parent. On the Company’s formation date of October 8, 2015, the allocated assets and liabilities, other than the deferred offering costs, were a net liability of $251,309, and was recognized as a contribution to the Company from the Parent.

The Company's consolidated balance sheet at September 30, 2016, along with the Company's consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the year ended September 30, 2016 are presented based on the Company’s actual results as a stand-alone entity. The Company's consolidated balance sheet at September 30, 2015, along with the Company's consolidated statements of operations, changes in stockholder’s equity, and cash flows for the period from October 27, 2014 (Inception) to September 30, 2015 are presented based on the “carve-out” basis, and may not be indicative of results if the Company operated as a separate entity.

Certain Significant Risks and Uncertainties

The Company can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: the ability to identify games with sufficient potential for commercial success; secure license agreements on favorable terms with talented and reliable developers; successfully market and distribute licensed games; and keep up with customer preferences and trends.

F-7

2.	GOING CONCERN CONSIDERATION

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business and use of cash in its operations.

To date, the Company has relied substantially on the Parent for liquidity and capital resources. In July 2016, the Parent contributed $1 million to the Company for working capital needs. As of September 30, 2016, the Company had approximately $787,000 in cash and had working capital of approximately $81,000. Effective September 30, 2016, the Company and the Parent jointly entered into the Loan and Security Agreement (Note 6) with a financial institution to borrow up to $1 million, all or substantially all of which is intended to be used in support of Fig’s business. The loan is due and payable on September 1, 2019 and bears a floating per annum interest rate equal to 2% above the published prime rate. Subsequent to September 30, 2016, the Company has withdrawn the full $1 million under such loan agreement.

Management believes that the Company will continue to incur losses for the foreseeable future and will need equity or debt financing or will need to generate revenue from the distribution of products to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. The Parent and/or the Company intend to raise funds through various potential sources, such as equity or debt financings; however, the Parent and/or the Company can provide no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations, and its business would be jeopardized.

These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and has been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the accounts of Fig Publishing, Inc. and its subsidiaries. All intercompany transactions, if any, have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company’s significant estimates are related to share-based compensation, expense allocations, and the valuation allowance associated with its deferred tax assets. Actual results could differ from those estimates.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the receivables and believes they are collectable based on the nature of the receivables, historical experience of credit losses, and all other currently available evidence.

F-8

As of September 30, 2016, 100% of the accounts receivable is due from a related party for reimbursement of expenses the Company incurred when undertaking, at the request of such related party, certain additional marketing in connection with a game’s development. Such expenses were originally paid for by the Parent then contributed to the Company.

Advances to Parent

During the year ended September 30, 2016, the Company made certain short-term advances to the Parent while the Parent was in the process of a financing transaction. As of September 30, 2016, the Company had approximately $389,000 in outstanding advances to the Parent. The Parent repaid this amount in full subsequent to September 30, 2016; thus, the Company recognized these amounts as current assets in the accompanying consolidated balance sheet.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct legal fees relating to a contemplated offering of shares of the Company’s securities, are capitalized within long term assets. The deferred offering costs will be reclassified to additional paid-in capital upon the consummation of the Proposed Offerings (as defined in Note 5). In the event the Proposed Offerings are terminated, deferred offering costs will be expensed.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful life of each asset, generally seven years for furniture and fixtures and three years for office equipment. For the period from October 27, 2014 (Inception) to September 30, 2015, property and equipment was allocated to the consolidated balance sheet in accordance with the carve-out financial statement presentation (more fully disclosed in Note 1).

Income Taxes

For purposes of the consolidated financial statements, the Company’s income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from the Parent.

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities measured at the enacted tax rates in effect for the year in which these items are expected to reverse. Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the year ended September 30, 2016 and for the period from October 27, 2014 (Inception) through September 30, 2015. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Fair Value Measurement

The Company follows accounting guidance on fair value measurements for financial assets and liabilities measured at fair value on a recurring basis. Under the accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

F-9

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace

Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of September 30, 2016 and 2015 the recorded values of receivables from Parent, accounts payable and other liabilities approximated their fair value due to the short-term nature of the instruments.

Stock-Based Compensation

The Company expenses stock-based compensation to employees over the requisite service period based on the estimated grant-date fair value of the awards and forfeiture rates. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates and involve inherent uncertainties and the application of its judgment.

Common stock issued to non-employees for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period, which is generally the vesting period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

Revenue Recognition

Revenue from the provision of marketing services to third parties with no co-publishing license agreements is recognized as services are rendered, when both (i) the revenue earned is reliably determinable, and (ii) collectability is reasonably assured.

Game Development Expenses

The Company charges costs related to design and development of a video game to game development expense as incurred.

Recently Issued Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, as amended by ASU 2015-14, 2016-08, 2016-10, and 2016-12, which provides new guidance on the recognition of revenue and states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted as of reporting periods beginning after December 15, 2016. The Company is currently evaluating the transition method it will use and the impact of this new pronouncement on its consolidated financial position and results of operations.

F-10

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance regarding management’s responsibility to assess whether substantial doubt exists regarding the ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements for each annual and interim reporting period, management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued, when applicable). This ASU is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Management is currently evaluating the new guidance and has not determined the impact this standard may have on the Company’s financial statements.

In March 2016, the FASB issued ASU No. 2016-09 “Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting”. Under ASU No. 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement and the APIC pools will be eliminated. In addition, ASU No. 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU No. 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU No. 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer’s statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee’s applicable jurisdiction(s). ASU No. 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The Amendments of this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted but all of the guidance must be adopted in the same period. Management is currently assessing the impact the adoption of ASU No. 2016-09 will have on the consolidated financial statements.

During October 2016, the FASB issued ASU 2016-16, Income Taxes - Intra-Entity Transfers of Assets Other Than Inventory, which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year. The new standard must be adopted using a modified retrospective transition method, which is a cumulative-effective adjustment to retained earnings as of the beginning of the first effective reporting period. The Company is currently in the process of evaluating the impact of this new pronouncement on its consolidated financial position and results of operations.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation: Interest Held through Related Parties That Are under Common Control (“ASU 2016-17”), which changes the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. If a reporting entity satisfies the first characteristic of a primary beneficiary (such that it is the single decision maker of a variable interest entity), the amendments require that reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a variable interest entity and, on a proportionate basis, its indirect variable interests in a variable interest entity held through related parties, including related parties that are under common control with the reporting entity. ASU 2016-17 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity adopts the pending content that links to this paragraph in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently in the process of evaluating the impact of ASU 2016-17 on the consolidated financial statements.

F-11

4.	ASSUMPTIONS AND ALLOCATIONS

The majority of the Company’s expenses for the year ended September 30, 2016 and for the period from October 27, 2014 (Inception) through September 30, 2015, including executive compensation, have been allocated by management between the Company and the Parent based either on agreed pre-determined formulas, or, where necessary and appropriate, based on management’s best estimate of an appropriate proportional allocation. Expenses have been allocated from the Parent and included as the Company’s operations as if the Company was in existence for all periods presented. Certain corporate expenditures of the Parent have not been allocated to the Company since they did not provide a direct or material benefit to the Company. In addition, the Parent paid for certain expenses on the Company’s behalf as contribution to capital.

The following table summarizes expenses included in the accounting records of the Parent allocated by management to the operations of the Company and the Company’s expenses paid by the Parent as contribution to capital:

	For the Year Ended	For the Period from October 27, 2014 (inception) to
	September 30, 2016	September 30, 2015

Contributed General and Administrative (G&A) Expenses:
Salaries and benefits	$622,459	$82,622
Occupancy	44,672	2,385
Professional fees	448,551	215,591
Stock based compensation	69,105	1,766
Depreciation	-	543
Marketing and promotion	119,366	57,343
Travel expense	32,211	16,148
Publishing	49	-
Other general and administrative expenses	84,157	12,532
Total Contributed G&A Expenses	1,420,570	388,930

Contributed Game Development (GD) Expenses:
Game development	75,000	-
Total Contributed GD Expenses	75,000	-

5.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		As of
	Estimated Life	September 30, 2015
Computers & office equipment	3 years	$9,222
Furniture and fixtures	7 years	1,101
Total property and equipment		10,323
Accumulated depreciation		(543)
Total property and equipment, net of accumulated depreciation		$9,780

Depreciation expense of approximately $500 was recognized in general and administrative expense for the period from October 27, 2014 (inception) to September 30, 2015 in the carve-out financial statements.

6.	SECURITIES OFFERINGS

Proposed Offerings

The Company plans to offer its non-voting preferred stock in Fig Publishing, Inc. (“Fig Game Shares”) and units representing membership interests in its subsidiaries (“Units”), “Fig Small Batch, LLC” and “Fig WL3, LLC”, each a Delaware limited liability company, through various offerings under the Regulation A and Regulation D exemptions from registration under the Securities Act of 1933 (each a “Proposed Regulation A Offering” or “Proposed Regulation D Offering”, respectively, and collectively the “Proposed Offerings”). Each Fig Game Share has no voting rights and is designed to reflect the economic performance of a specific video game license agreement that the Company has entered into with a third-party video game developer in connection with the game. The Parent has agreed to pay for certain offering expenses incurred pursuant to the Cost Sharing Agreement. As of September 30, 2016, the Company has not closed any of its Proposed Offerings and recorded an aggregate of approximately $328,000 of investors’ advances in connection with the Proposed Offerings in the accompanying consolidated balance sheet. If any of Proposed Offerings are not successful, all funds received for such offering will be returned to the investors. There can be no assurance that the Company will be successful in raising any funds in connection with its Proposed Offerings.

F-12

Qualified Offerings

On September 29, 2016, the Company’s Proposed Regulation A Offering to sell up to 6,000 Fig Game Shares in connection with the game Psychonauts 2 (“Fig Game Shares – PSY2”) at a purchase price of $500 per share was qualified by the SEC (“PSY2 Reg A Offering”). All gross proceeds will be distributed directly to Fig, and the Parent is responsible for all offering expenses incurred. As of September 30, 2016, all proceeds were kept in escrow and the Company had not received any funds distributed in connection with such offering (see Note 12).

7.	LOAN AGREEMENT

Effective September 30, 2016, the Company and the Parent jointly entered into a loan and security agreement (“Loan and Security Agreement”) with Silicon Valley Bank (“SVB”) to borrow up to $1 million, all or substantially all of which is intended to be used in support of Fig’s business. Pursuant to the agreement, SVB shall make up to two advances available by December 31, 2016 in the aggregate principal amount of $750,000, and one advance, in the principal amount of $250,000, between the date upon which SVB confirms that the Company or the Parent have received a fully executed term sheet evidencing an investment commitment to purchase at least $5 million of equity securities, and March 31, 2017. Repayments are due to SVB in thirty (30) equal monthly installments commencing April 1, 2017, plus monthly payments of accrued interest at a rate of 2% above the prime rate. Outstanding advances are repayable in full on September 1, 2019. Repayment of is secured by a first priority security interest in favor of SVB in substantially all the Company’s and the Parent’s assets, excluding intellectual property. SVB will be due a fee on September 1, 2019 of 1% of the principal amount of all advances made. The agreement imposes certain restrictions on the Company and the Parent, including on the ability to (i) transfer, assign or dispose of business or property, (ii) permit a Change in Control (as defined in the agreement), merger or consolidation, (iii) incur any Indebtedness or Liens (as defined in the agreement), (iv) maintain any Collateral Account (as defined in the agreement), (v) issue or distribute capital stock or membership interests, make distributions or pay dividends (other than dividends paid by Fig on its preferred stock), (vi) enter into transactions with affiliates except in the ordinary course of business and upon fair and reasonable terms that are no less favorable than would be obtained in an arm-length’s basis with a non- affiliate, (vii) permit any subordinated debt or make certain amendments to any document relating to such debt and (viii) fail to comply with certain governmental regulations. Each of these restrictions is subject to certain exceptions, as specified in the agreement. In connection with the agreement, the Parent issued to SVB a ten-year warrant to purchase 104,529 shares of the Parent’s common stock, at $0.32 per share, subject to certain additional terms and conditions. In October 2016 and December 2016, the Company withdrew $750,000 and $250,000, respectively, from such loan. In December 2016, the Company repaid $250,000 of the loan to SVB.

The Company and the Parent are jointly and severally liable under the Loan and Security Agreement. The Company and the Parents have agreed that all advances, draws or other borrowings as well as repayments made under the Loan and Security Agreement will be made for the direct benefit of Fig, in such amounts, at such times and under such terms as determined by Fig. If the borrowings are made or used other than as specified, the Company will seek recoveries from the Parent. The Parent will bear all of the costs incurred in connection with the Loan and Security Agreement, including the cost associated with the issuance of the warrant, unless otherwise agreed in writing by both parties.

The Company recognizes obligations resulting from the Loan and Security Agreement as the sum of (a) the amount the Company agreed to pay on the basis of its arrangement with its co-obligor (the Parent) and (b) any additional amount the Company expects to pay on behalf of its co-obligor (the Parent).

8.	RELATED PARTY TRANSACTIONS

Cost Sharing Agreement

On December 3, 2015, the Company, on behalf of itself and the subsidiaries, entered into a master services agreement with the Parent. In June 2016, this agreement was superseded and replaced with the Cost Sharing Agreement with the Parent. All expenses incurred by the Company to date were paid by the Parent and allocated to the Company according to, in most instances, pre-determined formulas pursuant to the Cost Sharing Agreement. The Parent allocates (i) 50% of the salary of each of the Chief Executive Officer, Mr. Justin Bailey, and one other employee, to Fig, and the remaining 50% of each such salary to the Parent; and (ii) 100% of the salaries of the Chief Operating Officer, Mr. Jonathan Chan, to Fig. As the Parent provides Fig with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance, the costs of these activities are allocated 50% to the Parent and 50% to the Company.

The Cost Sharing Agreement has an initial term through December 31, 2016, and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date.

F-13

9.	LICENSE AGREEMENTS

According to the Company’s business model, the Company has entered into several co-publishing license agreements with game developers, including two game developers. Double Fine Productions, Inc. (“Double Fine”) and inXile Entertainment, Inc. (“inXile”), whose Chief Executive Officers are also stockholders and members of the Board of Directors of the Parent, prior to conducting crowdfunding campaigns to determine the campaigns’ goals and both parties’ obligations. The goals can be met through a combination of rewards pledges and Fig Advance (as discussed below). Prior to the end of the crowdfunding campaigns, Fig will determine, based on a number of factors (many of which will relate to Fig’s assessment of the success of the crowdfunding campaign), the precise amount of the Fig Advance within the range previously agreed.  If the crowdfunding campaigns meet their goals, the developer will receive the proceeds of all the rewards pledges made directly. Fig will not be involved in this payment process. The license agreement will then continue, the Company will pay to the developer various amounts over time to fund the development of the game until it is ready for commercial marketing and sale (“Fig Advance”), and the developer will proceed with developing the game and delivering it pursuant to the terms of the license agreement. If the crowdfunding campaigns are not successful, the rewards pledges made will not be collected and the license agreements will terminate. In exchange, Fig will receive a service fee and its share of revenue from the sales receipts in respect to each game and as compensation.

As of September 30, 2016, three crowdfunding campaigns conducted on Fig.co for games to be published by Fig successfully met their goals, including one crowdfunding campaign conducted by Double Fine. Pursuant to the associated license agreements, Fig will provide Fig Advances of at least $600,000 and up to $3 million to Double Fine. In addition, Fig might provide an additional $700,000 Fig Advance to the other two game developers, of which the  Company has paid $75,000 as of September 30, 2016. Funds paid to game developers is included in game development expenses and accounts payable and accrued expenses in the accompanying consolidated financial statements.

Subsequent to September 30, 2016, four more crowdfunding campaigns conducted on Fig.co for games to be published by Fig successfully met their goals, including one crowdfunding campaign conducted by inXile. Pursuant to the associated license agreements, Fig will provide Fig Advances of at least $1.2 million and up to $2.5 million to inXile. In addition, Fig will provide additional Fig Advances of at least $42,000 to $212,000 to the remaining three game developers who have just met their campaign goals. The Company paid an additional $1.5 million of Fig Advances to developers subsequent to September 30, 2016, of which $1.26 million was paid to Double Fine and inXile.

10.	STOCKHOLDER’S EQUITY (DEFICIT)

Capital Stock

Pursuant to the Company’s amended and restated certificate of incorporation effective December 17, 2015, the Company is authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share.

As of September 30, 2016, the Parent held 1,000,000 shares of the Company’s common stock, representing 100% of the then issued and outstanding shares of common stock. As a result, the Parent holds all of the voting power and has sole control of the Company.

Stock Based Compensation - Stock Option Activity

The Parent allocated approximately $69,000 and $1,800 of stock based compensation expense to the Company for the year ended September 30, 2016 and for the period from October 27, 2014 (Inception) to September 30, 2015, respectively.

11.	COMMITMENTS AND CONTINGENCIES

Lease

The Company is not a party to any leases. Rent expense for the year ended September 30, 2016 and for the period from October 27, 2014 (Inception) to September 30, 2015, of approximately $45,000 and $2,400, respectively, resulted from an allocation of the Parent’s rent expense, in accordance with the Cost Sharing Agreement.

F-14

Litigation

The Company recognizes a liability for a contingency when it is probable that liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. As of September 30, 2016 and through the date of this filing, there were no such matters.

12.	INCOME TAXES

The operations of the Company are included in the tax filings of the Parent. For financial reporting purposes, the Company calculated an income tax provision and deferred income tax balances as if the Company had filed its own separate tax return under Sub-chapter C of the Internal Revenue Code.

A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate is as follows:

	For the Year Ended	For the Period from October 27, 2014 (inception) to
	September 30, 2016	September 30, 2015
Statutory U.S. federal rate	34.0%	34.0%
State income tax, net of federal benefit	5.8%	5.8%
Meals and entertainment	0.0%	(0.1)%
Other	(1.3)%	0.0%
Valuation allowance	(38.5)%	(39.7)%

Provision for income taxes	0.0%	0.0%

The components of the net deferred tax asset as of September 30, 2016 are the following:

	As of September 30,
	2016	2015
Deferred tax assets:
Net operating loss carry forwards	$986,974	$153,933
Other	(703)	703
Gross deferred tax assets	986,271	154,636
Valuation allowance	(986,271)	(154,636)
Net deferred tax assets	$-	$-

F-15

The following summarizes the income tax provision (benefit):

	For the Year Ended	For the Period from October 27, 2014 (inception) to
	September 30, 2016	September 30, 2015
Current:
Federal	$-	$-
State	-	-
Total current tax expense	$-	$-
Deferred:
Federal	$709,829	$131,987
State	121,806	22,649
Net deferred tax assets	831,635	154,636
Change in valuation allowance	(831,635)	(154,636)
Total tax provision	$-	$-

The Company has determined, based upon available evidence, that it is more likely than not that the net deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance. The Company recognized a change in valuation allowance of approximately $832,000 for the year ended September 30, 2016.

The Company’s operations are included in the US federal and state tax returns of the Parent. These tax returns when filed are subject to examination by tax authorities for periods beginning with the Parent’s calendar year ended December 31, 2014, however, this footnote has been presented as if the Company is filing its tax returns on a separate, stand-alone basis. The net operating loss carry forwards of the Parent will expire 20 years from the date of filing the initial return.

The Parent's major tax jurisdictions are the United States and California. The Company’s evaluation of uncertain tax matters was performed for the tax period for the year ended September 30, 2016. The Company has elected to reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of its income tax provision or benefit, as well as its outstanding income tax assets and liabilities.

The Company only recognizes tax benefits from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. To date, the Company has not recognized such tax benefits in its consolidated financial statements.

13.	SUBSEQUENT EVENTS

Closing of Proposed Regulation A Offerings

Subsequent to September 30, 2016, the Company commenced the closing of its PSY2 Reg A Offering, generating an aggregate of $429,500 in gross proceeds. To date, $398,087 has been disbursed from escrow to the Company and the remaining proceeds are expected to be released upon the expiration of Automated Clearing House (ACH) transaction waiting periods.

Closing of Proposed Regulation D Offerings

In November 2016, the Company closed its first Proposed Regulation D Offering, in connection with the game Psychonauts 2, and sold 327 Fig Game Shares – PSY2 for an aggregate purchase price of $159,500, which was included as a liability in investors’ advance and funds temporarily held by Parent as of September 30, 2016 in the accompanying consolidated balance sheet.

Subsequent to September 30, 2016, Fig Small Batch, LLC, a limited liability company of which the Company is the managing member, closed three of its Proposed Regulation D Offerings and issued an aggregate of 99 Units to third-party investors, including 21 Series Make Sail Units, 5 Series Trackless Units, and 73 Series Kingdoms and Castles Units (such Units being associated with the game Make Sail, Trackless, and Kingdoms and Castles, respectively) to accredited investors, for an aggregate consideration of $99,000.

In January 2017, Fig WL3, LLC, a limited liability company of which the issuer is the managing member, closed a Proposed Regulation D Offering and issued 965 WL3 Units (such Units being associated with the game Wasteland 3) to accredited investors, for an aggregate consideration of $965,000. To date, it has received $925,015 of that amount and expects to receive the remainder upon the expiration of ACH transaction waiting periods.

F-16

Item 8.	Exhibits

Exhibit No.	Description of Exhibit	Manner of Filing
2.1	Second Amended and Restated Certificate of Incorporation of Fig Publishing, Inc., filed September 29, 2016	(3)
2.2	Bylaws of Fig Publishing, Inc.	(1)
3.1	Amended and Restated Certificate of Designations for Fig Game Shares – PSY2, filed September 29, 2016	(3)
3.2	Form of Certificate of Designations for Fig Game Shares – Wasteland 3	(4)
4.1	Form of Subscription Agreement between Fig Publishing, Inc. and Investors in Fig Game Shares – Wasteland 3	(4)
6.1	Amended and Restated License Agreement between Double Fine Productions, Inc. and Fig Publishing, Inc., executed October 3, 2016	(3)
6.2	Form of Amended and Restated License Agreement between inXile Entertainment, Inc. and Fig Publishing, Inc.	(4)
6.3	Cost Sharing Agreement by and between Fig Publishing, Inc. and Loose Tooth Industries, Inc., dated as of June 30, 2016	(2)
6.4	Loan and Security Agreement among Silicon Valley Bank, Loose Tooth Industries, Inc. and Fig Publishing, Inc., dated as of September 30, 2016	(3)
6.5	Fig WL3, LLC Limited Liability Company Operating Agreement, dated as of November 22, 2016	(4)
11.1	Consent of Marcum LLP	Filed herewith

(1) Previously filed as an exhibit to our Offering Statement on Form 1-A, filed as of December 21, 2015.
(2) Previously filed as an exhibit to our Offering Statement on Form 1-A, filed as of August 11, 2016.
(3) Previously filed as an exhibit to our Current Report on Form 1-U, filed as of October 7, 2016.
(4) Previously filed as an exhibit to Offering Statement on Form 1-A, filed as of December 16, 2016.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

By:	/s/ Justin Bailey
Justin Bailey
Chief Executive Officer

Date:	January 30, 2017

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Justin Bailey	Sole Director, Chief Executive Officer (Principal Executive Officer), Principal Financial Officer and Principal Accounting Officer	January 30, 2017
Justin Bailey

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